Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

CHESAPEAKE ENERGY CORPORATION,

COLEBURN INC.

and

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

Dated as of October 29, 2018

Execution Version

4.18	Environmental Matters	26
4.19	Material Contracts	27
4.20	Derivative Transactions	29
4.21	Insurance	30
4.22	Regulatory Matters	30
4.23	Opinion of Financial Advisor	30
4.24	Brokers	30
4.25	No Additional Representations	30

ARTICLE V
REPRESENTATION AND WARRANTIES OF PARENT AND MERGER SUB

5.1	Organization, Standing and Power	31
5.2	Capital Structure	32
5.3	Authority; No Violations, Consents and Approvals	33
5.4	Consents	34
5.5	SEC Documents; Financial Statements	35
5.6	Absence of Certain Changes or Events	36
5.7	Information Supplied	36
5.8	No Undisclosed Material Liabilities	36
5.9	Parent Permits; Compliance with Applicable Laws	36
5.10	Compensation; Benefits	37
5.11	Labor Matters	38
5.12	Taxes	39
5.13	Litigation	41
5.14	Intellectual Property	41
5.15	Real Property	41
5.16	Rights-of-Way	41
5.17	Oil and Gas Matters	42
5.18	Environmental Matters	44
5.19	Material Contracts	45
5.20	Derivative Transactions	46
5.21	Insurance	47
5.22	Regulatory Matters	47
5.23	Opinion of Financial Advisor	47
5.24	Brokers	47
5.25	Ownership of Company Common Stock	48
5.26	Business Conduct	48
5.27	Availability of Funds	48
5.28	No Additional Representations	48

ARTICLE VI
COVENANTS AND AGREEMENTS

6.1	Conduct of Company Business Pending the Merger	49
6.2	Conduct of Parent Business Pending the Merger	53
6.3	No Solicitation by the Company	55
6.4	No Solicitation by Parent	59

6.5	Preparation of Joint Proxy Statement and Registration Statement	61
6.6	Stockholders Meetings	62
6.7	Access to Information	64
6.8	HSR and Other Approvals	65
6.9	Employee Matters	66
6.10	Indemnification; Directors’ and Officers’ Insurance	68
6.11	Agreement to Defend; Stockholder Litigation	70
6.12	Public Announcements	70
6.13	Advice of Certain Matters; Control of Business	70
6.14	Transfer Taxes	71
6.15	Reasonable Best Efforts; Notification	71
6.16	Section 16 Matters	71
6.17	Listing Application	71
6.18	Financing Cooperation	71
6.19	Tax Matters	73
6.20	Takeover Laws	74
6.21	Obligations of Merger Sub	74
6.22	Parent Hedge Agreements	74

ARTICLE VII
CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Consummate the Merger	74
7.2	Additional Conditions to Obligations of Parent and Merger Sub	75
7.3	Additional Conditions to Obligations of the Company	75
7.4	Frustration of Closing Conditions	76

ARTICLE VIII
TERMINATION

8.1	Termination	76
8.2	Notice of Termination; Effect of Termination	78
8.3	Expenses and Other Payments	78

ARTICLE IX
GENERAL PROVISIONS

9.1	Schedule Definitions	80
9.2	Survival	80
9.3	Notices	81
9.4	Rules of Construction	82
9.5	Counterparts	84
9.6	Entire Agreement; Third Party Beneficiaries	84
9.7	Governing Law; Venue; Waiver of Jury Trial	84
9.8	No Remedy in Certain Circumstances	85
9.9	Assignment	85
9.10	Affiliate Liability	86
9.11	Specific Performance	86
9.12	Amendment	86

9.13	Extension; Waiver	86

Annex A — Certain Definitions

Exhibit A — Form of LLC Sub Merger Agreement

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 29, 2018 (this “Agreement”), among Chesapeake Energy Corporation, an Oklahoma corporation (“Parent”), Coleburn Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and WildHorse Resource Development Corporation, a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote of the entire Company Board, (i) determined that this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company (the “Merger”), are advisable and in the best interests of, the holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote by the entire Parent Board, (i) determined that this Agreement and the transactions contemplated by this Agreement, including the issuance of the shares of common stock of Parent, par value $0.01 per share, of Parent (“Parent Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”) and the Parent Charter Amendments, are advisable and in the best interests of, the holders of Parent Common Stock, and (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance and the Parent Charter Amendments;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has by unanimous vote of the entire Merger Sub Board (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable and in the best interests of Merger Sub’s stockholder and (ii) approved and declared advisable this Agreement and the transactions contemplated Agreement, including the Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub, will adopt this Agreement promptly following its execution;

WHEREAS, Parent desires to acquire one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, immediately after the effectiveness of the Merger, the Surviving Corporation shall be merged with and into a wholly owned limited liability company subsidiary of Parent organized under the laws of the State of Delaware (“LLC Sub”), with LLC Sub continuing as the surviving entity in the LLC Sub Merger as a wholly owned subsidiary of Parent;

WHEREAS, as an inducement to Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company (collectively, the “Designated Stockholders”) and Parent have entered into voting and support agreements (the “Designated Stockholder Voting Agreements”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and certain stockholders of the Company are entering into a registration rights agreement that will automatically become effective upon the Closing and pursuant to which such Company stockholders will have certain registration rights with respect to Parent Common Stock; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the LLC Sub Merger (together, the “Integrated Mergers”), taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement and the LLC Sub Merger Agreement, taken together, constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are acknowledged, Parent, Merger Sub and the Company agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1                               Certain Definitions.  As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2                               Terms Defined Elsewhere.  As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section

Agreement	Preamble
Antitrust Authority	6.8(b)
Antitrust Laws	6.8(b)
Book-Entry Shares	3.3(b)(i)(B)
Cap Amount	6.10(d)
Cash Portion	3.1(b)(i)(A)
Certificate of Merger	2.2(b)
Certificates	3.3(b)(i)(A)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Certificate of Designations	4.2(a)
Company Change of Recommendation	6.3(c)
Company Common Stock	3.1(b)(i)
Company Contracts	4.19(b)
Company Disclosure Letter	Article IV

Definition	Section

Company Employee	6.9(a)
Company Employee Benefit Plans	6.9(a)(ii)
Company Independent Petroleum Engineers	4.17(a)(i)
Company Intellectual Property	4.14
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.15(a)
Company Material Real Property Lease	4.15(b)
Company Owned Real Property	4.15(a)
Company Permits	4.9
Company Plans	4.10(a)
Company Preferred Stock	4.2(a)
Company Reserve Report	4.17(a)(i)
Company SEC Documents	4.5(a)
Company Stock Plan	3.2(a)
Company Stockholders Meeting	4.4(b)(i)
Company Tax Certificate	6.19(a)(ii)
Competition Law Notifications	6.8(b)
Confidentiality Agreement	6.7(b)
Creditors’ Rights	4.3(a)
Designated Stockholders	Recitals
Designated Stockholder Voting Agreements	Recitals
DGCL	2.1
Discharge	6.18(b)
e-mail	9.3(c)
Effective Time	2.2(b)
Election Deadline	3.4(b)
Election Form	3.4(a)
Election Period	3.4(b)
End Date	8.1(b)(ii)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)(i)(B)
First Company Director	2.6(c)
GAAP	4.5(b)
HSR Act	4.4(a)
Indemnified Liabilities	6.10(a)
Indemnified Persons	6.10(a)
Integrated Mergers	Recitals
Joint Proxy Statement	4.4(b)(i)
Letter of Transmittal	3.3(b)(i)(B)
LLC Sub	Recitals
LLC Sub Merger	2.7
LLC Sub Merger Agreement	2.7
Mailing Date	3.4(a)
Material Company Insurance Policies	4.21

Definition	Section

Material Parent Insurance Policies	5.21
Merger	Recitals
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Mixed Consideration	3.1(b)(i)(A)
Mixed Exchange Ratio	3.1(b)(i)(A)
Parent 2005 Stock Plan	5.2(a)(ii)(D)
Parent 2014 Stock Plan	5.2(a)(ii)(A)
Parent	Preamble
Parent Board	Recitals
Parent Board Recommendation	5.3(a)
Parent Certificates of Designations	5.2(a)(ii)(B)
Parent Change of Recommendation	6.4(c)
Parent Charter Amendment Recommendation	5.3(a)
Parent Common Stock	Recitals
Parent Contracts	5.19(b)
Parent Disclosure Letter	Article V
Parent Independent Petroleum Engineers	5.17(a)(i)
Parent Intellectual Property	5.14
Parent Material Adverse Effect	5.1
Parent Material Leased Real Property	5.15(a)
Parent Material Real Property Lease	5.15(b)
Parent Owned Real Property	5.15(a)
Parent Permits	5.9
Parent Plans	5.10(a)
Parent Preferred Stock	5.2(a)(ii)
Parent Reserve Report	5.17(a)(i)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
Parent Tax Certificate	6.19(a)(i)
Post-Closing Proxy Statement	2.6(c)
Registration Statement	4.8(a)
Restricted Stock	3.2(a)
Rights-of-Way	4.16
Second Company Director	2.6(d)
Share Consideration	3.1(b)(i)(B)
Surviving Corporation	2.1
Terminable Breach	8.1(b)(iii)(B)

ARTICLE II
THE MERGER

2.1                               The Merger.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”).  As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to as the “Surviving Corporation”).

2.2                               Closing.

(a)                                 The closing of the Merger (the “Closing”), shall take place at 9:00 a.m., Houston, Texas time, on a date that is two (2) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Vinson & Elkins L.L.P. in Houston, Texas, or such other place as Parent and the Company may agree in writing.  For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b)                                 As soon as practicable on the Closing Date after the Closing, a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware.  The Merger shall become effective upon the filing and acceptance of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.3                               Effect of the Merger.  At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.4                               Organizational Documents.  At the Effective Time, the Organizational Documents of the Company in effect immediately prior to the Effective Time shall continue to be the Organizational Documents of the Surviving Corporation, until thereafter amended, subject to Section 6.10(b), in accordance with their respective terms and applicable Law.

2.5                               Directors and Officers of the Surviving Corporation.  The Parties shall take all necessary action such that from and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the

Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

2.6                               Organizational Documents of Parent.

(a)                                 Subject to the approval by Parent’s stockholders of the Parent Charter Amendments prior to the Effective Time, Parent shall take all necessary actions to cause the Parent Charter Amendments to become effective at or immediately following the Effective Time, and Parent’s restated certificate of incorporation, as amended by the Parent Charter Amendments, shall be the certificate of incorporation of Parent until thereafter amended in accordance with the provisions thereof and applicable Law.

(b)                                 Subject to the approval by Parent’s stockholders of the Parent Board Size Charter Amendment prior to the Effective Time, Parent shall take all necessary actions to cause the amended and restated bylaws of Parent to be amended as of the Effective Time so that such bylaws shall provide that the size of the Parent Board shall be no more than eleven (11) members.

(c)                                  Prior to the Effective Time, Parent shall take all necessary corporate action so that upon and after the Effective Time, one person designated by the Company prior to the Closing (the “First Company Director”) is appointed to the Parent Board.  Parent, through the Parent Board, shall take all necessary action to nominate the First Company Director for election to the Parent Board in the proxy statement relating to the first annual meeting of the stockholders of Parent following the Closing (the “Post-Closing Proxy Statement”).  The First Company Director must be reasonably acceptable to Parent; provided that any current director of the Company shall be deemed reasonably acceptable to Parent, without requiring any further approval from Parent.

(d)                                 If (i) the Parent Board Size Charter Amendment has been approved by Parent’s stockholders prior to the Effective Time or (ii) following the Effective Time a vacancy occurs on the Parent Board, then in either case, Parent shall take all necessary corporate action so that upon and after the Effective Time (if the Parent Board Size Charter Amendment has been approved), or as promptly as practicable following the first vacancy on the Parent Board, the First Company Director and a second person designated by the Company prior to the Closing (the “Second Company Director”) are appointed to the Parent Board.  Parent, through the Parent Board, shall take all necessary action to nominate, subject to the approval of the Parent Board Size Charter Amendment or the existence of a vacancy on Parent’s Board, the Second Company Director for election to the Parent Board in the Post-Closing Proxy Statement.  The Second Company Director must be reasonably acceptable to Parent; provided that any current director of the Company shall be deemed reasonably acceptable to Parent, without requiring any further approval from Parent.

(e)                                  Notwithstanding anything to the contrary in this Agreement, the parties expressly acknowledge that approval by Parent’s stockholders of the Parent Charter Amendments is not a condition to any party’s obligation to complete the Transactions.

(f)                                   The provisions of this Section 2.6 are intended to be for the benefit of, and shall be enforceable by, the parties, the First Company Director and the Second Company Director.

2.7                               Post-Closing Merger.  Immediately following the Effective Time, the Surviving Corporation shall merge with and into LLC Sub (the “LLC Sub Merger”), with LLC Sub continuing as the surviving entity in such merger as a wholly owned subsidiary of Parent, pursuant to a merger agreement substantially in the form attached hereto as Exhibit A (the “LLC Sub Merger Agreement”).  At the time of and immediately after the LLC Sub Merger, Parent shall own all of the membership interests and other equity, if any, in LLC Sub and shall be the sole member of LLC Sub, and LLC Sub shall be treated as an entity disregarded as separate from Parent for U.S. federal income Tax purposes.

ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE

3.1                               Effect of the Merger on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of Parent, Merger Sub or the Company:

(a)                                 Capital Stock of Merger Sub.  Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(b)                                 Capital Stock of the Company.

(i)                                     Subject to the other provisions of this Article III, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any shares of Company Common Stock described in clause (iii) of this Section 3.1(b)), including for the avoidance of doubt any shares of Company Common Stock outstanding immediately prior to the Effective Time whose prior restrictions have lapsed pursuant to Section 3.2, shall be converted automatically at the Effective Time into the right to receive from Parent (such consideration, the “Merger Consideration”):

(A)                               For each share of Company Common Stock with respect to which an election to receive mixed consideration has been made and not revoked or lost pursuant to Section 3.4, (1) that number of fully paid and nonassessable shares of Parent Common Stock equal to the Mixed Exchange Ratio and (2) $3.00 in cash (the “Cash Portion”), without any interest thereon and subject to any withholding Taxes required by applicable Law in accordance with Section 3.3(i) (the “Mixed Consideration”).  As used in this Agreement, “Mixed Exchange Ratio” means 5.336.

(B)                               For each share of Company Common Stock with respect to which an election to receive only share consideration has been made and not revoked or lost pursuant to Section 3.4, that number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Share Consideration”).  As used in this Agreement, “Exchange Ratio” means 5.989.

(C)                               For each share of Company Common Stock with respect to which no election to receive the Share Consideration or Mixed Consideration has been made, the Share Consideration.

(ii)                                  All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist.  Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than shares of Company Common Stock described in Section 3.1(b)(iii)) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.3(g) and (C) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3(a).

(iii)                               All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor. All shares of Company Common Stock held by any wholly owned Subsidiary of Parent (other than Merger Sub) or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be converted into such number of shares of Parent Common Stock equal to the Share Consideration.

(c)                                  Impact of Stock Splits, Etc.  Without limiting the Parties’ respective obligations under Section 6.1 and Section 6.2, in the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Merger Consideration shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c).

3.2                               Treatment of Restricted Stock Awards.

(a)                                 Immediately prior to the Effective Time, each outstanding award of restricted Company Common Stock (the “Restricted Stock”) granted pursuant to the Company’s 2016 Long Term Incentive Plan, as amended from time to time (the “Company Stock Plan”), shall immediately vest in full and any forfeiture restrictions applicable to such Restricted Stock shall immediately lapse and, by virtue of the Merger and without any action on the part of the holder thereof, each share of Restricted Stock shall be treated as a share of Company Common Stock for all purposes of this Agreement, including the right to receive the Merger Consideration in accordance with the terms of this Agreement, less applicable Taxes required to be withheld with respect to such vesting.

(b)                                 Prior to the Effective Time, the Company Board and/or the Compensation Committee of the Company Board shall take such action and adopt such resolutions as are required to effectuate the treatment of Restricted Stock pursuant to the terms of this Section 3.2, and to take all actions reasonably required to effectuate any provision of this Section 3.2, including to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver any Company Capital Stock to any Person pursuant to or in settlement of any equity awards of the Company.

3.3                               Payment for Securities; Exchange.

(a)                                 Exchange Agent; Exchange Fund.  Prior to the Effective Time, Parent shall enter into an agreement with the Company’s transfer agent, or another firm reasonably acceptable to the Company and Parent, to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and cash sufficient to pay cash in lieu of fractional shares pursuant to Section 3.3(h) to which such holders shall become entitled pursuant to this Article III.  On the Closing Date and prior to the filing of the Certificate of Merger, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the former holders of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, for exchange in accordance with this Article III through the Exchange Agent, (i) the number of shares of Parent Common Stock issuable to such holders and (ii) sufficient cash to make delivery of the Cash Portion to such holders, in each case pursuant to Section 3.1.  Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g).  The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund.  Except as contemplated by this Section 3.3(a) and Sections 3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose.  Any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)) shall be referred to as the “Exchange Fund.”  Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock for the Merger Consideration.  Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

(b)                                 Exchange Procedures.

(i)                                     As soon as practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of (A) an outstanding certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or (B) shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), in each case, which shares were converted into the right to receive the Merger Consideration at the Effective Time, a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration set forth in Section 3.1(b)(i).

(ii)                                  Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock held by such holder as of immediately prior to the Effective Time) and (B) a check in an amount equal to the aggregate amount of cash, if any, that such holder has the right to receive pursuant to Section 3.1 and this Article III, including cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).  No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration, cash in lieu of fractional shares or any unpaid dividends and other distributions payable in respect of the Certificates or Book-Entry Shares.  If payment of the Merger Consideration is to be made to a Person other than the record holder of such shares of Company Common Stock, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation or Parent that such Taxes either have been paid or are not applicable.  Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Company Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(c)                                  Termination of Rights.  All Merger Consideration, dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h) paid upon the surrender of and in exchange for shares of Company Common Stock in accordance with the terms of this

Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock.  At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing shares of Company Common Stock described in clause (ii) of Section 3.1(b)), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.

(d)                                 Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the 180th day after the Closing Date shall be delivered to Parent, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to Parent for payment of their claim for such amounts.

(e)                                  No Liability.  None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)                                   Lost, Stolen, or Destroyed Certificates.  If any Certificate (other than a Certificate evidencing shares of Company Common Stock described in clause (iii) of Section 3.1(b)) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation or Parent, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g).

(g)                                  Distributions with Respect to Unexchanged Shares of Parent Common Stock.  No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case  until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section 3.3.  Following surrender of any such Certificate or Book-Entry Shares, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.  For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h)                                 No Fractional Shares of Parent Common Stock.  No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock.  Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account and aggregating all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) the aggregate net cash proceeds as determined below and (ii) a fraction, the numerator of which is such fractional part of a share of Parent Common Stock, and the denominator is the number of shares of Parent Common Stock constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Stock.  As promptly as possible following the Effective Time, the Exchange Agent shall sell at then-prevailing prices on the NYSE such number of shares of Parent Common Stock constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Stock, with the cash proceeds (net of all commissions, transfer taxes and other out-of-pocket costs and expenses of the Exchange Agent incurred in connection with such sales) of such sales to be used by the Exchange Agent to fund the foregoing payments in lieu of fractional shares (and if the proceeds of such share sales by the Exchange Agent are insufficient for such purpose, then Parent shall promptly deliver to the Exchange Agent additional funds in an amount equal to the deficiency required to make all such payments in lieu of fractional shares).  The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(i)                                     Withholding Taxes.  Notwithstanding anything in this Agreement to the contrary, Parent, the Company, Merger Sub, the Surviving Corporation, LLC Sub and the

Exchange Agent shall be entitled to deduct and withhold from the amounts otherwise payable to any holder of Company Common Stock pursuant to this Agreement such amount required to be deducted and withheld with respect to the making of such payment under the Code or any similar provisions of state, local or foreign Tax Law. To the extent that such amounts are so properly deducted or withheld and paid over to the relevant Taxing Authority by Parent, the Company, Merger Sub, the Surviving Corporation, LLC Sub or the Exchange Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

3.4                               Election Procedures.

(a)                                 Not less than thirty (30) days prior to the anticipated Effective Time or on such other date as Parent and the Company mutually agree (the “Mailing Date”), Company shall cause to be mailed an election form and other appropriate and customary transmittal materials, in such form as Company shall reasonably specify and as shall be reasonably acceptable to Parent (the “Election Form”), to each record holder of Company Common Stock (other than shares of Company Common Stock described in clause (iii) of Section 3.1(b)) as of a record date that is five (5) Business Days prior to the Mailing Date or such other date as mutually agreed to by Parent and the Company.

(b)                                 Each Election Form shall permit the holder (or the beneficial owner through customary documentation and instructions) of Company Common Stock to specify (i) the number of shares of Company Common Stock with respect to which such holder elects to receive the Share Consideration, (ii) the number of shares of Company Common Stock with respect to which such holder elects to receive the Mixed Consideration or (iii) that such holder makes no election with respect to such holder’s shares of Company Common Stock. Any shares of Company Common Stock with respect to which the Exchange Agent does not receive a properly completed Election Form during the period (the “Election Period”) from the Mailing Date to 5:00 p.m., New York City time, on the Business Day that is two Business Days prior to the Closing Date or such other date as Parent and the Company shall, prior to the Closing, mutually agree (the “Election Deadline”) shall be deemed to have made no election. Parent and the Company shall publicly announce the anticipated Election Deadline at least five business days prior to the anticipated Closing Date. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(c)                                  Company shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders or beneficial owners of Company Common Shares during the Election Period, and Parent shall provide the Exchange Agent all information reasonably necessary for it to perform its duties as specified herein.

(d)                                 Any election made pursuant to this Section 3.4 shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form during the Election Period. Any Election Form may be revoked or changed by the person submitting it, by written notice received by the Exchange Agent during the Election Period. In the event an Election Form is revoked during the Election Period, the Shares represented by such Election Form shall be deemed to have made no election, except to the extent a subsequent election is properly made during the Election Period. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub, the Company or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto publicly filed with the SEC) filed with or furnished to the SEC and available on Edgar prior to the date of this Agreement (excluding any disclosures set forth in any such Company SEC Documents in any risk factor section, any forward-looking statement disclosure or any other statements that are non-specific, predictive, or cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, the Company represents and warrants to Parent and Merger Sub as follows:

4.1                               Organization, Standing and Power.  Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”).  Each of the Company and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents, as well as the equivalent Organizational Documents of each Subsidiary, in each case as of the date of this Agreement.

4.2                               Capital Structure.

(a)                                 As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”).  At the close of business on October 26, 2018: 101,996,339 shares of Company Common Stock were issued and outstanding and 435,000 shares of Company Preferred Stock were issued and outstanding, which are designated as “6.00% Series A Perpetual Convertible Preferred Stock” and, as of October 26, 2018, are convertible into 32,402,059 shares of Company Common Stock, both pursuant to the Certificate of Designations filed with the Secretary of State of the State of Delaware on June 30, 2017 (the “Company Certificate of Designations”). As of the date of this Agreement, the shares of Company Common Stock issued and outstanding include 2,351,047 shares of Restricted Stock. 6,660,011 shares of Company Common Stock remained available for issuance pursuant to the Company Stock Plan.

(b)                                 All outstanding shares of Company Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights.  All outstanding shares of Company Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. As of the close of business on October 26, 2018, except as set forth in this Section 4.2 and pursuant to the Company Certificate of Designations, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any Company Capital Stock or securities convertible into or exchangeable or exercisable for Company Capital Stock (and the exercise, conversion, purchase, exchange or other similar price thereof).  All outstanding shares of capital stock of the Subsidiaries of the Company that are owned by the Company, or a direct or indirect wholly-owned Subsidiary of the Company, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized and are validly issued, fully paid and non-assessable.  Except for the Preferred Stock or as set forth in this Section 4.2, and except for changes since October 26, 2018 resulting from the exercise of stock options outstanding at such date (and the issuance of shares thereunder), or stock grants or other awards granted in accordance with Section 6.1(b)(ii), there are outstanding:  (A) no shares of Company Capital Stock, (B) no Voting Debt, (C) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock or Voting Debt, and (D) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.  Other than the Stockholders’ Agreement, there are not any stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock or any equity interest in any of the Company’s Subsidiaries.  As of the date of this Agreement, the Company has no (1) material joint venture or other similar material equity interests in any Person or (2) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 4.2 of the Company Disclosure Letter.

4.3                               Authority; No Violations; Consents and Approvals.

(a)                                 The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the

Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, with respect to consummation of the Merger, to the Company Stockholder Approval.  This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”).  The Company Board, at a meeting duly called and held, with all directors present, unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iii) resolved to recommend that the holders of Company Capital Stock approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger (such recommendation described in clause (iii), the “Company Board Recommendation”).  The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement and the Merger.

(b)                                 The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company (assuming that the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) result in a violation of, a termination (or right of termination) of or default (or an event that, with notice or lapse of time or both, would constitute a default) under, or creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.4                               Consents.  No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for:  (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) relating to the meeting of the stockholders of the Company to consider the adoption of this Agreement (including any postponement, adjournment or recess thereof, the “Company Stockholders

Meeting”) and the Parent Stockholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” laws or Takeover Laws; and (f) any such Consent the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5                               SEC Documents; Financial Statements.

(a)                                 Since January 1, 2017, the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, schedules, certifications and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, schedules and statements, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company SEC Documents. As of the date of this Agreement, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.

(b)                                 The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c)                                  The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities in connection with the reports it files under the Exchange Act.

4.6                               Absence of Certain Changes or Events.

(a)                                 Since June 30, 2018, there has not been any event, change, effect or development that, individually or in the aggregate, had or would reasonably be expected to have a Company Material Adverse Effect.

(b)                                 From June 30, 2018 through the date of this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

(c)                                  From June 30, 2018 through the date of this Agreement, there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance.

4.7                               No Undisclosed Material Liabilities.  There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:  (a) liabilities adequately provided for on the balance sheet of the Company dated as of June 30, 2018 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2018; (b) liabilities incurred in the ordinary course of business subsequent to June 30, 2018; (c) liabilities incurred in connection with the Transactions; (d) liabilities not required to be presented on the face of an unaudited interim balance sheet prepared in accordance with GAAP; (e) liabilities incurred as permitted under Section 6.1(b)(ix); and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8                               Information Supplied.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Subject to the accuracy of the first sentence of Section 5.7, the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

4.9                               Company Permits; Compliance with Applicable Laws. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses (the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure of such Permits to be in full force and effect or suspended or cancelled and except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The businesses of the Company and its Subsidiaries are currently being conducted, and at all times since January 1, 2017 have been conducted, in compliance with all applicable Laws, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened in writing (or, to the knowledge of the Company, threatened orally), other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.10                        Compensation; Benefits.

(a)                                 Set forth on Schedule 4.10 of the Company Disclosure Letter is a list, as of the date of this Agreement, of all of the material Employee Benefit Plans sponsored, maintained, or contributed to by the Company or any of its Subsidiaries (the “Company Plans”).  True, correct and complete copies of each of the Company Plans (or, with respect to any unwritten Company Plan, a written summary thereof) and related trust documents, insurance contracts and any amendments thereto, current summary plan description and summary of material modifications, and favorable determination or opinion letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Plan required to file a Form 5500, and all material correspondence related to any Company Plan to or from any Governmental Entity in the last three years.

(b)                                 Each Company Plan has been maintained in compliance with all applicable Laws, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                                  Each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification from the Internal Revenue Service or is entitled to rely on an advisory or opinion letter as to its qualification issued with respect to an Internal Revenue Service approved master and prototype or volume submitter plan, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(d)                                 As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans or any trusts related thereto, except for such pending actions, suits or claims that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)                                  All material contributions required to be made by or with respect to the Company Plans pursuant to their terms or applicable Law have been timely made.

(f)                                   There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(g)                                  None of the Company or any member of its Aggregated Group contributes to or has an obligation to contribute to, and no Company Plan is (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(h)                                 Since December 31, 2014, neither the Company nor any member of its Aggregated Group has received IRS Letter 226-J or any other notice of failure to report  in compliance with Sections 6055 and 6056 of the Code.

(i)                                     Except as set forth on Schedule 4.10(i) of the Company Disclosure Letter or the extent required pursuant to the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, as added by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, no Company Plan provides medical or welfare benefits upon retirement or termination of employment.

(j)                                    Except as set forth on Schedule 4.10(j) of the Company Disclosure Letter or pursuant to Section 3.2 of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any material payment (including severance, forgiveness of indebtedness or otherwise) or benefit becoming due to any current or former director, employee or other service provider of the Company or any of its Subsidiaries under any Company Plan or otherwise or (ii) accelerate or increase the amount of any benefits otherwise payable or trigger any other obligations under any Company Plan.

(k)                                 No Company Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

(l)                                     No Company Plan is maintained outside the jurisdiction of the United States or covers any employee of the Company or any of its Subsidiaries who resides or works outside of the United States.

4.11                        Labor Matters.

(a)                                 As of the date of this Agreement and in the preceding three (3) years, (i) neither the Company nor any of its Subsidiaries is or has been a party to any collective bargaining agreement or other agreement or work rules or practices with any labor union or similar representatives of employees, (ii) there is and has been no pending or, to the knowledge of the Company, threatened, union representation petition involving employees of the Company or any of its Subsidiaries, and (iii) the Company does not have knowledge of any activity or Proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b)                                 As of the date of this Agreement and in the preceding (3) years, there is and has been no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                                  As of the date of this Agreement and in the preceding three (3) years, there is and has been no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, other than such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)                                 The Company and its Subsidiaries are, and since January 1, 2017 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct investigation, with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.12                        Taxes.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (provided that the foregoing exception shall not apply to clauses (i) through (k) below):

(a)                                 All Tax Returns required to be filed (taking into account extensions of time for filing) by the Company or any of its Subsidiaries have been timely filed, and all such Tax Returns are correct and complete in all material respects. All Taxes that are due and payable by the Company or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents) have been paid in full. All withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied in full.

(b)                                 There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries.

(c)                                  There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity except for any such claim, assessment or deficiency for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents. There are no disputes, audits, examinations, investigations or proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes.

(d)                                 No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction, other than any such claims that have been fully resolved or for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents

(e)                                  There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(f)                                   Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement or arrangement (not including, for the avoidance of doubt, (i) an agreement or arrangement solely among the members of a group the common parent of which is the Company or any of its Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)).  Neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(g)                                  Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(h)                                 Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period beginning on or after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(i)                                     Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (or a successor thereto) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(j)                                    After reasonable diligence, neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(k)                                 The Company is not an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

(l)                                     Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 4.12 and in Section 4.10 are the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to Taxes.

4.13                        Litigation.  As of the date of this Agreement, except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14                        Intellectual Property.  The Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.15                        Real Property.  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and defensible title to all material real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject as to enforceability to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and (c) there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property.

4.16                        Rights-of-Way.  Each of the Company and its Subsidiaries has such Consents, easements, rights-of-way, fee assets, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business in the manner described, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.17                        Oil and Gas Matters.

(a)                                 Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Cawley, Gillespie & Associates, Inc. (the “Company Independent Petroleum Engineers”) relating to the Company interests referred to therein as of December 31, 2017 (the “Company Reserve Report”) or (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of, as of the date of this Agreement, the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances.  For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date of this Agreement and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on the Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate

(or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)                                 Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Company interests referred to in the Company Reserve Report, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved.  Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                                  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d)                                 All material proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.  Neither the Company nor its Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)                                  Since January 1, 2017, all of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Company and any of its Subsidiaries related to such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)                                   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential, purchase, consent or similar right that would become operative as a result of the Transactions.

(g)                                  Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Company’s knowledge, (i) there are no wells that constitute a part of the Oil and Gas Properties of the Company in respect of which the Company has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned and (ii) all wells drilled by the Company or any of its Subsidiaries are either (1) in use for purposes of production, injection or water sourcing, (2) suspended or temporarily abandoned in accordance with applicable Law, or (iii) permanently plugged and abandoned in accordance with applicable Law.

4.18                        Environmental Matters.

(a) Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                                     the Company and its Subsidiaries and their respective operations and assets are in compliance with Environmental Laws;

(ii)                                  as of the date of this Agreement, the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened Proceeding under Environmental Laws;

(iii)                               there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or any Subsidiary of the Company, which Releases are reasonably likely to result in liability to the Company under Environmental Law, and, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any off-site location where Hazardous

Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal storage or handling; and

(iv)                              all environmental investigation, assessment and audit reports prepared during the past three (3) years by or on behalf of, or that are in the possession of, the Company or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them have been made available for review by Parent prior to the date of this Agreement.

(b)                                 Except as expressly set forth in this Section 4.18 and except for the representations and warranties relating to the Company Permits as expressly set forth in Section 4.9, neither the Company nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law.

4.19                        Material Contracts.

(a)                                 Schedule 4.19 of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i)                                     each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)                                  each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $20,000,000;

(iii)                               each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $15,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(iv)                              each contract for lease of personal property or real property (other than Oil and Gas Properties) involving aggregate payments in excess of $20,000,000 in any calendar year that are not terminable without penalty within sixty (60) days, other than contracts related to drilling rigs;

(v)                                 each contract, other than joint operating agreements, containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms materially restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or geographic area during any period of time after the Effective Time;

(vi)                              each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or its Subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(vii)                           each contract for any material Derivative Transaction including for the avoidance of doubt, a summary of the material terms of each confirmation with respect thereto setting forth the counterparty, trade date, product, price, term and notional amounts or volumes);

(viii)                        each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company;

(ix)                              each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $20,000,000 in the aggregate during the twelve (12)-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(x)                                 each collective bargaining agreement to which the Company is a party or is subject;

(xi)                              each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of the following:  (x) an executive officer or director of the Company or any Subsidiary of the Company; (y) a beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the Company Common Stock; or (z) an Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the Persons described in the foregoing clauses (x) or (y);

(xii)                           any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes in excess of 100 MMcf or 12,000 barrels of oil equivalent of Hydrocarbons of the Company or any of its Subsidiaries per day over a period of one month (calculated on a yearly average basis) or for a term greater than five (5) years;

(xiii)                        each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole;

(xiv)                       any contract between the Company or any of its Subsidiaries, on the one hand, and any of their respective officers or directors, or any holder of 5% or more of the outstanding shares of Company Common Stock (or any such Person’s Affiliates) on the other hand;

(xv)                          any contract that, upon the consummation of the Merger, would (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Parent, Merger Sub, the Company or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing; and

(xvi)                       any contract that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions.

(b)                                 Collectively, the contracts set forth in Section 4.19(a) are referred to as the “Company Contracts.” Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder. The Company has made available to Parent complete and correct copies of the Company Contracts as of the date of this Agreement.

4.20                        Derivative Transactions.  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                                 All Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into (1) in accordance with applicable Laws, (2) in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, (3) with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions and (4) either (i) not for speculative purposes and entered into to hedge or mitigate risks to which the Company or any of its Subsidiaries have or may have exposure (including with respect to commodity prices) or (ii) not for speculative purposes and entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest bearing liability or investment of the Company or any of its Subsidiaries.

(b)                                 The Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

4.21                        Insurance.  Set forth on Schedule 4.21 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”).  The Company and its Subsidiaries have obtained and maintained in full force and effect insurance, underwritten by financially reputable insurance companies, in such amounts, on such terms and covering such risks as is reasonably adequate and customary for their business and operations.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent upon Parent’s request prior to the date of this Agreement.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

4.22                        Regulatory Matters.  All natural gas pipeline systems and related facilities owned by the Company or any of its Subsidiaries are (A) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (B) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

4.23                        Opinion of Financial Advisor.  The Company Board has received the written opinion of each of Tudor Pickering Holt & Co Advisors LP and Morgan Stanley & Co. LLC, and each such opinion addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the Merger Consideration to be received by the holders of shares of the Company Common Stock was fair, from a financial point of view, to such holders of shares of the Company Common Stock.

4.24                        Brokers.  Except for the fees and expenses payable to Tudor Pickering Holt & Co Advisors LP, Morgan Stanley & Co. LLC and Guggenheim Securities LLC no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.25                        No Additional Representations.

(a)                                 Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the

Transactions, and the Company disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions.

(b)                                 Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement.  Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE V
REPRESENTATION AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto publicly filed with the SEC) filed with or furnished to the SEC and available on Edgar prior to the date of this Agreement (excluding any disclosures set forth in any such Parent SEC Documents in any risk factor section, any forward-looking statement disclosure or any other statements that are non-specific, predictive, or cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

5.1                               Organization, Standing and Power.  Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent and Merger Sub each has heretofore made available to the Company complete and correct copies of its Organizational Documents.

5.2                               Capital Structure.

(a)                                 As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 2,000,000,000 shares of Parent Common Stock and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”).  At the close of business on October 26, 2018:  (A) 913,710,098 shares of Parent Common Stock were issued and outstanding; (B) 5,603,458 shares of Parent Preferred Stock were issued and outstanding of which (1) 770,528 shares are designated as “5.75% Cumulative Non-Voting Convertible Preferred Stock” and, as of October 26, 2018, are convertible into 30,579,020 shares of Parent Common Stock, both pursuant to the Certificate of Designations filed with the Secretary of State of the State of Oklahoma on May 14, 2010, as amended, (2) 463,363 shares are designated as “5.75% Cumulative Non-Voting Convertible Preferred Stock (Series A)” and, as of October 26, 2018, are convertible into 17,770,342 shares of Parent Common Stock, both pursuant to the Certificate of Designations filed with the Secretary of State of the State of Oklahoma on May 14, 2010, (3) 2,558,900 shares are designated as “4.50% Cumulative Convertible Preferred Stock” and, as of October 26, 2018, are convertible into 6,284,914 shares of Parent Common Stock, both pursuant to the Certificate of Designations filed with the Secretary of State of the State of Oklahoma on September 13, 2005, as amended, and (4) 1,810,667 shares are designated as “5.00% Cumulative Convertible Preferred Stock (Series 2005B)” and, as of October 26, 2018, are convertible into 5,023,696 shares of Parent Common Stock, both pursuant to the Certificate of Designations filed with the Secretary of State of the State of Oklahoma on November 7, 2005, as amended (collectively such Certificates of Designations, the “Parent Certificates of Designations”); (C) 64,193,253 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s 2014 Long Term Incentive Plan, as amended from time to time (the “Parent 2014 Stock Plan”), of which 35,492,972 shares of Parent Common Stock were reserved for future issuance. 15,733,349 shares of Parent Common Stock were subject to issuance upon exercise of outstanding options and 10,562,798 shares of Parent Company Common Stock were subject to issuance upon vesting of outstanding restricted stock units and stock-settled performance share units; (D) 2,404,134 shares of Parent Common Stock were reserved for issuance pursuant to the Parent’s 2005 Long Term Incentive Plan (the “Parent 2005 Stock Plan”), of which 2,404,134 shares of Parent Common Stock were subject to issuance upon exercise of outstanding options; and (E) as of October 26, 2018, the Parent Convertible Notes are convertible into 204,400,747 shares of Parent Common Stock.

(b)                                 All outstanding shares of Parent Common Stock are validly issued, fully paid and non-assessable and are not subject to preemptive rights.  The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights.  All outstanding shares of Parent Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable

Law and (B) all requirements set forth in applicable contracts. Except as set forth in this Section 5.2, as of the close of business on October 26, 2018, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof).  All outstanding shares of capital stock of the Subsidiaries of Parent that are owned by Parent, or a direct or indirect wholly-owned Subsidiary of Parent, are free and clear of all Encumbrances.  Except as set forth in this Section 5.2 and pursuant to the applicable Parent Certificates of Designations, and except for changes since October 26, 2018 resulting from the exercise of stock options outstanding at such date (and the issuance of shares thereunder), or stock grants or other awards granted in accordance with Section 6.2(b)(ii), there are outstanding:  (1) no shares of capital stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of capital stock, Voting Debt or other voting securities of Parent, and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.  There are not any stockholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of the capital stock of Parent.  As of the date of this Agreement, Parent has no (x) material joint venture or other similar material equity interests in any Person or (y) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2 of the Parent Disclosure Letter.  As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 10,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent.

5.3                               Authority; No Violations, Consents and Approvals.

(a)                                 Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent Stockholder Approval) and Merger Sub (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub, which shall occur immediately after the execution, delivery and performance of this Agreement).  This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject as to enforceability to Creditors’ Rights.  The Parent Board, at a meeting duly called and held, with all directors present, unanimously (i) determined that this Agreement and the Transactions, including the Parent Stock Issuance, are fair to, and in the best interests of, the holders of Parent Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Parent Stock Issuance, (iii) approved and declared advisable the Parent Charter Amendments, (iv) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance (such recommendation described in clause (iv), the “Parent Board Recommendation”) and (v) resolved to recommend that the holders of Parent Common Stock approve the Parent Charter Amendments (such recommendation described in clause (v), the “Parent Charter Amendment Recommendation”). The Merger Sub Board has by unanimous vote (A) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the Transactions, including the Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution, delivery and performance of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub.  The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Stock Issuance.  Approval of the Parent Charter Amendments by a majority in voting power of Parent Common Stock issued and outstanding and entitled to vote thereon present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the Organizational Documents of Parent and applicable Law is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Charter Amendment.

(b)                                 The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of either Parent or any of its Subsidiaries (including Merger Sub), (ii) result in a violation of, a termination (or right of termination) of or default (or an event that, with notice or lapse of time or both, would constitute a default) under, or creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound or (iii) assuming the Consents, approvals, orders, authorizations, registrations, filings, or permits referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4                               Consents. No Consent, approval, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions except for:  (i) the filing of a premerger notification report by Parent under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (ii) the filing with the SEC of (A) the Joint Proxy Statement and the Registration Statement and (B) such reports under Section 13(a) of the Exchange Act and such other compliance with the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the Transactions; (iii) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (iv) filings with the NYSE; (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (vi) any such Consent, approval, order, authorization, registration, filing, or permit the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5                               SEC Documents; Financial Statements.

(a)                                 Since January 1, 2017, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, schedules, certifications and statements required to be filed or furnished under the Securities Act or the Exchange Act (such forms, reports, schedules and statements, collectively, the “Parent SEC Documents”).  As of their respective dates, each of the Parent SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received by Parent from the SEC with respect to any of the Parent SEC Documents. As of the date of this Agreement, to the knowledge of the Company, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b)                                 The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(c)                                  Parent has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities in connection with the reports it files under the Exchange Act.

5.6                               Absence of Certain Changes or Events.

(a)                                 Since June 30, 2018, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 From June 30, 2018 through the date of this Agreement, Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

(c)                                  From June 30, 2018 through the date of this Agreement, there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Oil and Gas Properties of Parent and its Subsidiaries, whether or not covered by insurance.

5.7                               Information Supplied.  None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

5.8                               No Undisclosed Material Liabilities.  There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:  (a) liabilities adequately provided for on the balance sheet of Parent dated as of June 30, 2018 (including the notes thereto) contained in Parent’s  Quarterly Report on Form 10-Q for the three months ended June 30, 2018; (b) liabilities incurred in the ordinary course of business subsequent to June 30, 2018; (c) liabilities incurred in connection with the Transactions; (d) liabilities not required to be presented on the face of an unaudited interim balance sheet prepared in accordance with GAAP; and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.9                               Parent Permits; Compliance with Applicable Laws. Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses (the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure of such Permits to be in full force and effect or suspended or cancelled and except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The businesses of Parent and its Subsidiaries are currently being conducted, and at all times since January 1, 2017 have been conducted, in compliance with all applicable Laws, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened in writing (or, to the knowledge of Parent, threatened orally), other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.10                        Compensation; Benefits.

(a)                                 Set forth on Schedule 5.10(a) of the Parent Disclosure Letter is a list, as of the date of this Agreement, of all of the material Employee Benefit Plans sponsored, maintained or contributed to by Parent or any of its Subsidiaries (“Parent Plans”).  True, correct and complete copies of each of the Parent Plans (or, with respect to any unwritten Parent Plan, a written summary thereof) and related trust documents, insurance contracts and any amendments thereto, current summary plan description and summary of material modifications, and favorable determination or opinion letters, if applicable, have been furnished or made available to the Company or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Parent Plan required to file a Form 5500, and all material correspondence related to any Parent Plan to or from any Governmental Entity in the last three years.

(b)                                 Each Parent Plan has been maintained in compliance with all applicable Laws, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)                                  Each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification from the Internal Revenue Service or is entitled to rely on an advisory or opinion letter as to its qualification issued with respect to an Internal Revenue Service approved master and prototype or volume submitter plan, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(d)                                 As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Plans or any trusts related thereto, except for such pending actions, suits or claims that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)                                  All material contributions required to be made by or with respect to the Parent Plans pursuant to their terms or applicable Law have been timely made.

(f)                                   There are no material unfunded benefit obligations that have not been properly accrued for in Parent’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(g)                                  None of Parent or any member of its Aggregated Group contributes to or has an obligation to contribute to, and no Parent Plan is (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(h)                                 Since December 31, 2014, neither Parent nor any member of its Aggregated Group has received IRS Letter 226-J or any other notice of failure to report in compliance with Sections 6055 and 6056 of the Code.

(i)                                     Except as set forth on Schedule 5.10(i) of the Parent Disclosure Letter or the extent required pursuant to the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, as added by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, no Parent Plan provides medical or welfare benefits upon retirement or termination of employment.

(j)                                    Except as set forth on Schedule 5.10(j) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (i) result in any material payment (including severance, forgiveness of indebtedness or otherwise) or benefit becoming due to any current or former director, employee or other service provider of Parent or any of its Subsidiaries under any Parent Plan or otherwise or (ii) accelerate or increase the amount of any benefits otherwise payable or trigger any other obligations under any Parent Plan.

(k)                                 No Parent Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

(l)                                     No Parent Plan is maintained outside the jurisdiction of the United States or covers any employee of Parent or any of its Subsidiaries who resides or works outside of the United States.

5.11                        Labor Matters.

(a)                                 As of the date of this Agreement, (i) neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with any labor union, (ii) there is no pending union representation petition involving employees of Parent or any of its Subsidiaries, and (iii) Parent does not have knowledge of any activity or Proceeding of any labor organization (or Representative thereof) or employee group (or Representative thereof) to organize any such employees.

(b)                                 As of the date of this Agreement, there is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)                                  As of the date of this Agreement, there is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)                                 Parent and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Neither Parent nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.12                        Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (provided that the foregoing exception shall not apply to clauses (i) through (k) below):

(a)                                 All Tax Returns required to be filed (taking into account extensions of time for filing) by Parent or any of its Subsidiaries have been timely filed, and all such Tax Returns are correct and complete in all material respects. All Taxes that are due and payable by Parent or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Parent SEC Documents) have been paid in full. All withholding Tax requirements imposed on or with respect to Parent or any of its Subsidiaries have been satisfied in full.

(b)                                 There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries.

(c)                                  There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity except for any such claim, assessment or deficiency for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Parent SEC Documents. There are no disputes, audits, examinations, investigations or proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes.

(d)                                 No written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction, other than any such claims that have been fully resolved or for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Parent SEC Documents.

(e)                                  There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances.

(f)                                   Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement or arrangement (not including, for the avoidance of doubt, (i) an agreement or arrangement solely among the members of a group the common parent of which is Parent or any of its Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)).  Neither Parent nor any of its Subsidiaries has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(g)                                  Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(h)                                 Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period beginning on or after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(i)                                     Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (or a successor thereto) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement or as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(j)                                    After reasonable diligence, neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(k)                                 Neither Parent nor Merger Sub is an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

(l)                                     Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 5.12 and in Section 5.10 are the sole and exclusive representations and warranties of Parent and its Subsidiaries with respect to Taxes.

5.13                        Litigation.  Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.14                        Intellectual Property.  Parent and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  To the knowledge of Parent, the use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that have not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so has not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect

5.15                        Real Property.  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of Parent’s Oil and Gas Properties, (a) Parent and its Subsidiaries have good, valid and defensible title to all material real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) to the knowledge of Parent is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject as to enforceability to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease, and (c) there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings that affect any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property.

5.16                        Rights-of-Way.  Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner described, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  All pipelines operated by Parent and its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.17                        Oil and Gas Matters.

(a)                                 Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Software Integrated Solutions, Division of Schlumberger Technology Corporation (the “Parent Independent Petroleum Engineers”) relating to the Parent interests referred to therein as of December 31, 2017 (collectively, the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of, as of the date of this Agreement, Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances.  For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one or more of its Subsidiaries’, as applicable, title (as of the date of this Agreement and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (2) obligates Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)                                 Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Independent Petroleum Engineers relating to the Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved.  Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)                                  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any such Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid, (iii) none of Parent or any of its Subsidiaries (and, to the Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.

(d)                                 All material proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by them in a timely manner and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.  Neither Parent nor its Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)                                  All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by Parent and any of its Subsidiaries related to such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f)                                   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the Oil and Gas

Properties of Parent or its Subsidiaries is subject to any preferential, purchase, consent or similar right that would become operative as a result of the Transactions.

(g)                                  Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to Parent’s knowledge, (i) there are no wells that constitute a part of the Oil and Gas Properties of Parent in respect of which Parent has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned and (ii) all wells drilled by Parent or any of its Subsidiaries are either (1) in use for purposes of production, injection or water sourcing, (2) suspended or temporarily abandoned in accordance with applicable Law, or (iii) permanently plugged and abandoned in accordance with applicable Law.

5.18                        Environmental Matters.

(a)                                 Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)                                     Parent and its Subsidiaries and their respective operations and assets are in compliance with Environmental Laws;

(ii)                                  as of the date of this Agreement, Parent and its Subsidiaries are not subject to any pending Proceedings or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;

(iii)                               there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of Parent, formerly owned, operated or otherwise used by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, which Releases are reasonably likely to result in liability to Parent under Environmental Law, and, as of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Parent, or at or from any off-site location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal storage or handling; and

(iv)                              all environmental investigation, assessment and audit reports prepared during the past three (3) years by or on behalf of, or that are in the possession of, Parent or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them have been made available for review by the Company prior to the date of this Agreement.

(b)                                 Except as expressly set forth in this Section 5.18 and except for the representations and warranties relating to the Parent Permits as expressly set forth in Section 5.9, neither Parent nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law.

5.19                        Material Contracts.

(a)                                 Schedule 5.19 of the Parent Disclosure Letter, together with the lists of exhibits contained in the Parent SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i)                                     each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)                                  each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Parent reasonably expects that the Parent and its Subsidiaries will make annual payments in excess of $100,000,000;

(iii)                               each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $40,000,000, other than agreements solely between or among Parent and its Subsidiaries;

(iv)                              each contract for lease of personal property or real property (other than Oil and Gas Properties) involving aggregate payments in excess of $50,000,000 in any calendar year that are not terminable without penalty within sixty (60) days, other than contracts related to drilling rigs;

(v)                                 each contract, other than joint operating agreements, containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms materially restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or geographic area during any period of time after the Effective Time;

(vi)                              each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Parent or its Subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(vii)                           each contract for any material Derivative Transaction including for the avoidance of doubt, a summary of the material terms of each confirmation with respect thereto setting forth the counterparty, trade date, product, price, term and notional amounts or volumes);

(viii)                        each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of Parent;

(ix)                              each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring Parent or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $75,000,000 in the aggregate during the twelve (12)-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(x)                                 each collective bargaining agreement to which Parent is a party or is subject;

(xi)                              each agreement under which Parent or any of its Subsidiaries has advanced or loaned any amount of money to any of the following:  (x) an executive officer or director of Parent or any Subsidiary of Parent; (y) a beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the Parent Common Stock; or (z) an Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the Persons described in the foregoing clauses (x) or (y);

(xii)                           any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes in excess of 250 MMcf or 12,000 barrels of oil equivalent of Hydrocarbons of the Parent or any of its Subsidiaries per day over a period of one month (calculated on a yearly average basis) or for a term greater than five (5) years; and

(xiii)                        any contract that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions.

(b)                                 Collectively, the contracts set forth in Section 5.19(a) are referred to as the “Parent Contracts.” Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder. Parent has made available to Company complete and correct copies of the Parent Contracts as of the date of this Agreement.

5.20                        Derivative Transactions.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)                                 All Derivative Transactions entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into (1) in accordance with applicable Laws, (2) in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, (3) with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions and (4) either (i) not for speculative purposes and entered into to hedge or mitigate risks to which the Company or any of its Subsidiaries have or may have exposure (including with respect to commodity prices) or (ii) not for speculative purposes and entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest bearing liability or investment of the Company or any of its Subsidiaries.

(b)                                 Parent and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

5.21                        Insurance.  Set forth on Schedule 5.20 of the Parent Disclosure Letter is a true, correct and complete list of all material insurance policies held by Parent or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Parent Insurance Policies”).  Parent and its Subsidiaries have obtained and maintained in full force and effect insurance, underwritten by financially reputable insurance companies, in such amounts, on such terms and covering such risks as is reasonably adequate and customary for their business and operations. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the Material Parent Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Parent Insurance Policy has been made available to the Company upon the Company’s request prior to the date of this Agreement.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

5.22                        Regulatory Matters.  All natural gas pipeline systems and related facilities owned by the Parent or any of its Subsidiaries are (A) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (B) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

5.23                        Opinion of Financial Advisor.  The Parent Board has received the opinion of Goldman Sachs & Co. LLC, financial advisor to Parent, dated as of the date of this Agreement, to the effect that, as of the date of the opinion, and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair from a financial point of view to Parent.

5.24                        Brokers.  Except for the fees and expenses payable to Goldman Sachs & Co. LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

5.25                        Ownership of Company Common Stock.  Neither Parent nor any of its Subsidiaries own any shares of Company Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).

5.26                        Business Conduct.  Merger Sub was incorporated on October 19, 2018.  Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions.  Merger Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.27                        Availability of Funds.  Parent and Merger Sub have available, or will have available at the Closing, all of the funds required for the consummation of the Transaction.

5.28                        No Additional Representations.

(a)                                 Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.

(b)                                 Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives and that neither Parent nor Merger Sub has relied upon any such representation or warranty.  Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI
COVENANTS AND AGREEMENTS

6.1                               Conduct of Company Business Pending the Merger.

(a)                                 Except as set forth on Schedule 6.1(a) of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (i) conduct its businesses in the ordinary course consistent with past practice, including by using reasonable best efforts to preserve intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, creditors, licensors, licensees, distributors, lessors and others having significant business dealings with it and (ii) not voluntarily resign, transfer (except in connection with a sale of such Oil and Gas Properties otherwise permitted under this Agreement) or relinquish any right as operator of any of their material Oil and Gas Properties.

(b)                                 Except as set forth on the corresponding subsection of Schedule 6.1(b) of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)                                     (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for (1) dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to the Company or another direct or indirect wholly-owned Subsidiary of the Company or (2) cash dividends payable to holders of the Company Preferred Stock in accordance with the Company Certificate of Designations, including any dividends that accrue during any period contemplated by Section 3(e) of the Company Certificate of Designations that shall be paid by the Company prior to the Effective Time to holders of the Company Preferred Stock in cash in lieu of an equivalent increase in the Accreted Value (as defined in the Company Certificate of Designations) of such Company Preferred Stock that otherwise would have occurred pursuant to such section in the absence of such cash payment; (B) permit any increase in the Accreted Value of the Company Preferred Stock; (C) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries (other than for transactions by a wholly owned Subsidiary of the Company); or (D) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except (1) as required by the terms of any capital stock or equity interest of a Subsidiary, (2) as required by any Company Plan or (3) as required by the Company Certificate of Designations, in each case existing as of the date of this Agreement;

(ii)                                  offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the delivery of Company Common Stock upon the vesting or lapse of any restrictions on any shares of Restricted Stock granted under the Company Stock Plan and outstanding on the date hereof; (B) issuances by a wholly-owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly-owned Subsidiary of the Company; and (C) shares of Company Common Stock issued upon conversion of the Preferred Stock in accordance with the Company Certificate of Designations;

(iii)                               amend or propose to amend the Company’s Organizational Documents or amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries (other than ministerial changes);

(iv)                              (A) merge, consolidate, combine or amalgamate with any Person other than another wholly-owned Subsidiary of the Company or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions for which the consideration is less than $5,000,000 individually or $25,000,000 in the aggregate;

(v)                                 sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, any portion of its assets or properties, other than (A) sales, leases or dispositions for which the consideration is $2,500,000 or less individually or $15,000,000 or less in the aggregate and (B) the sale of Hydrocarbons made in the ordinary course of business;

(vi)                              authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than such transactions solely among the Company and any wholly owned Subsidiaries of the Company or solely among wholly owned Subsidiaries of the Company;

(vii)                           change in any material respect their accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;

(viii)                        except as a result of a change in or as otherwise required by Law or in the ordinary course of business consistent with past practice, (A) make, change or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where the Company has the authority to make such binding election in its discretion), (B) settle or compromise any material Proceeding relating to Taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the financial statements of the Company included in the Company SEC Documents, (C) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes of the Company or any of its Subsidiaries, (D) enter into any closing agreement with respect to any material amount of Tax, (E) amend any material Tax Return, or (F) change any material method of Tax accounting from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years, except where such change would not have a material and adverse effect on the Tax position of the Company and its Subsidiaries, taken as a whole;

(ix)                              (A) grant any material increases in the compensation or benefit payable or to become payable to any current or former  directors, officers or key employees, except as required by applicable Law or pursuant to a Company Plan existing as of the date of this Agreement, (B) pay or agree to pay to any current or former directors, officers or key employees making an annualized salary of more than $175,000, any material pension, retirement allowance or other employee benefit not required by any of the Company Plans or any of its Subsidiaries existing as of the date of this Agreement; (C) enter into any new, or materially amend any existing, material employment, retention, change in control or severance or termination agreement with any directors, officers or key employees making an annualized salary of more than $175,000, (D) hire, promote or terminate the employment or service (other than for cause) of any director, officer or key employee, (E) enter into, amend or terminate any collective bargaining agreement or similar agreement or (F) establish any material Company Plan which was not in existence or approved by the Company Board prior to the date of this Agreement, or amend any such plan or arrangement in existence on the date of this Agreement if such amendment would have the effect of materially enhancing any benefits thereunder; provided, however¸ that no action will be a violation of this Section 6.1(b)(ix) if it is taken (1) pursuant to Section 3.2 of this Agreement, (2) in the ordinary course of business, (3) in order to comply with applicable Law or (4) in order to grant a cash-settled award to current independent directors for fiscal year 2019 that is substantially comparable in value to the annual equity awards granted to such independent directors under the Company Stock Plan in 2018.

(x)                                 incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the (A) incurrence of Indebtedness (1) under existing credit facilities in an amount not to exceed $25,000,000 in the aggregate, except with respect to any such incurrence to fund previously approved drilling and completion activities and other items, in each case, as set forth on Schedule 6.1(b)(xiv), (2) additional borrowings that are prepayable without premium or penalty at the Closing in an amount not to exceed $15,000,000 in the aggregate or (3) by the Company that is owed to any wholly-owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or a wholly-owned Subsidiary of the Company, or (B) the creation of any Encumbrances securing any Indebtedness permitted to be incurred by clause (A) above;

(xi)                              (A) enter into any contract that would be a Company Contract, if it were in effect on the date of this Agreement, or (B) modify, amend, terminate or assign, or waive or assign any material rights under, any Company Contract in a manner which is materially adverse to the Company and its Subsidiaries, taken as a whole, or which could prevent or materially delay the consummation of the Transactions;

(xii)                           cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries having in each case a value in excess of $5,000,000 in the aggregate;

(xiii)                        waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other Proceeding in respect of Taxes) other than (A) the settlement of such Proceedings involving only the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $5,000,000 in the aggregate and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided, however, that neither the Company nor any of its Subsidiaries shall settle or compromise any Proceeding if such settlement or compromise (A) involves a material conduct remedy or material injunctive or similar relief, (B) involves an admission of criminal wrongdoing by the Company or any of its Subsidiaries or (C) has a restrictive impact on the business of the Company or any of its Subsidiaries in any material respect;

(xiv)                       make or commit to make any capital expenditures that are, in the aggregate greater than 115% of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for the period indicated as set forth in Schedule 6.1(b)(xiv) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(xv)                          enter into any new Oil and Gas Leases, other than for which the consideration is less than $5,000,000 in the aggregate per fiscal quarter; provided, however, that Company shall notify Parent in advance of any individual leasing transaction for which the consideration exceeds $100,000;

(xvi)                       take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Integrated Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(xvii)                    take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xviii)                 authorize or agree to take any action that is prohibited by this Section 6.1(b).

6.2                               Conduct of Parent Business Pending the Merger.

(a)                                 Except as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (i) conduct its businesses in the ordinary course consistent with past practice, including by using reasonable best efforts to preserve intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, creditors, licensors, licensees, distributors, lessors and others having significant business dealings with it and (ii) not voluntarily resign, transfer (except in connection with a sale of such Oil and Gas Properties otherwise permitted under this Agreement) or relinquish any right as operator of any of their material Oil and Gas Properties.

(b)                                 Except as set forth on the corresponding subsection of Schedule 6.2(b) of the Parent Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit any of its Subsidiaries to:

(i)                                     (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for (1) dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to Parent or another direct or indirect wholly-owned Subsidiary of Parent or (2) dividends payable to holders of the Parent Preferred Stock in accordance with the applicable Parent Certificates of Designations; (B) split, combine or reclassify any capital stock of, or other equity interests in, Parent or any of its Subsidiaries (other than for transactions by a wholly owned Subsidiary of the Parent); or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent, except (1) as required by the terms of any capital stock or equity interest of a Subsidiary, (2) as required by any Parent Plan in each case existing as of the date of this Agreement or (3) as required by the Parent Certificates of Designations or Parent Convertible Notes Indenture, in each case existing as of the date of this Agreement;

(ii)                                  offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than:  (A) the delivery of Parent Common Stock upon the vesting, settlement, exercise or lapse of any restrictions on any awards granted under Parent 2014 Stock Plan or Parent 2005 Stock Plan and outstanding on the date of this Agreement or issued in compliance with clause (C) below; (B) issuances by a wholly-owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly-owned Subsidiary of Parent; (C) issuances of awards granted under Parent 2014 Stock Plan in the ordinary course of business in amounts consistent with past practice; (D) shares of Parent Common Stock issued upon conversion of any Parent Convertible Notes in accordance with the applicable Parent Convertible Notes Indenture; (E) shares of Parent Common Stock issued upon conversion of the Parent Preferred Stock in accordance with the applicable Parent Certificate of Designations; (F) issuances of Parent Common Stock through any private or public registered offering or other transaction, including any acquisition permitted by Section 6.2(b)(iv), from time to time, of up to 12.5% of the shares of Parent Common Stock issued and outstanding as of the date of this Agreement, in the aggregate; and (G) shares of capital stock issued as a dividend made in accordance with Section 6.2(b)(i); provided, however, that in no event shall Parent issue Parent Common Stock or any securities convertible into or exchangeable for Parent Common Stock if Parent would not have sufficient authorized shares to consummate the Transactions assuming that the Parent Authorized Share Charter Amendment is not approved by Parent Stockholders;

(iii)                               amend Parent’s Organizational Documents or amend the Organizational Documents of any of Parent’s Subsidiaries in any material respect that would adversely affect the consummation of the Transaction;

(iv)                              (A) merge, consolidate, combine or amalgamate with any Person other than another wholly-owned Subsidiary of Parent or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions for which the consideration is less than $40,000,000 individually or in the aggregate;

(v)                                 authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among Parent and any wholly owned Subsidiaries of Parent or among wholly owned Subsidiaries of Parent;

(vi)                              change in any material respect their accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;

(vii)                           except as a result of a change in or as otherwise required by Law or in the ordinary course of business consistent with past practice, (A) make, change or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where Parent has the authority to make such binding election in its discretion), (B) settle or compromise any material Proceeding relating to Taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the financial statements of Parent included in the Parent SEC Documents, (C) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes of Parent or any of its Subsidiaries, (D) enter into any closing agreement with respect to any material amount of Tax,  (E) amend any material Tax Return, or (F) change any material method of Tax accounting from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years, except where such change would not have a material and adverse effect on the Tax position of Parent and its Subsidiaries, taken as a whole;

(viii)                        incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any material Encumbrances on any material property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the (A) incurrence of Indebtedness (1) under existing credit facilities as of the end of any calendar month in a net amount not to exceed $600,000,000 in the aggregate greater than the amount outstanding under existing credit facilities as of the date of this agreement, (2) other than under existing credit facilities in an amount not to exceed $500,000,000 in the aggregate, (3) by Parent that is owed to any wholly-owned Subsidiary of Parent or by any Subsidiary of Parent that is owed to Parent or a wholly-owned Subsidiary of Parent or (4) in order to refinance existing Indebtedness of Parent, the Company or their respective Subsidiaries (including any premium thereon) or (B) the creation of any Encumbrances securing (1) any Indebtedness permitted to be incurred by clause (A) above or (2) Indebtedness under Parent’s existing credit facilities and second lien indenture;

(ix)                              take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Integrated Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(x)                                 take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied;

(xi)                              increase or decrease the size of the Parent Board or enter into any agreement obligating Parent or the Parent Board to nominate any individual for election to the Parent Board or appoint any individual to fill any vacancy on the Parent Board; or

(xii)                           authorize or agree to take any action that is prohibited by this Section 6.2(b).

6.3                               No Solicitation by the Company.

(a)                                 From and after the date of this Agreement, the Company will, and will cause its Subsidiaries and their respective officers and directors and will instruct and use reasonable best efforts to cause its Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to a Company Competing Proposal. Within one (1) Business Day of the date of this Agreement the Company shall deliver a written notice to each Person that has received non-public information regarding the Company within the six (6) months prior to the date of this Agreement pursuant to a confidentiality agreement with the Company for purposes of evaluating any transaction that could be a Company Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries previously furnished to such Person. The Company will immediately terminate any physical and electronic data access related to any such potential Company Competing Proposal previously granted to such Persons.

(b)                                 From and after the date of this Agreement, the Company will not, and will cause its Subsidiaries and their respective officers and directors and will instruct and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals or offers regarding, or the making of a Company Competing Proposal, (ii)  engage in any discussions or negotiations with any Person with respect to a Company Competing Proposal or any indication of interest that would reasonably be expected to lead to a Company Competing Proposal, (iii) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to a Company Competing Proposal, (iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii)) or (v) resolve, agree or publicly propose to, or permit the Company or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i)—(iv).

(c)                                  Unless specifically permitted by Section 6.3(d), the Company shall not (i) fail to include the Company Board Recommendation in the Joint Proxy Statement, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Competing Proposal, (iv) in the event that any Company Competing Proposal (other than a Company Competing Proposal subject to clause (v)) has been publicly announced or been delivered to the Company Board and become publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of Parent’s request to do so, or (v) fail to announce publicly within ten (10) Business Days after a tender or exchange offer relating to any Company Common Stock shall have been commenced that the Company Board recommends rejection of such tender or exchange offer and reaffirms the Company Board Recommendation (the taking of any action described in this Section 6.3(c) being referred to as a “Company Change of Recommendation”).

(d)                                 From and after the date of this Agreement, the Company shall promptly advise Parent of the receipt by the Company of any Company Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (in each case within one Business Day thereof), and the Company shall provide to Parent (within such one Business Day time frame) either (i) a copy of any such Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (ii) a written summary of the material terms of such Company Competing Proposal (including the identity of the Person making such Company

Competing Proposal).  The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Company Competing Proposal and any material changes to the status of any such discussions or negotiations, and shall promptly, provide Parent with copies of any substantive correspondence and, with respect to substantive oral communications, a summary of such correspondence or communications, between:  (x) on the one hand, the Company or any of their Representatives; and (y) on the other hand, the Person that made or submitted such Company Competing Proposal or any Representative of such Person.

(e)                                  Notwithstanding anything in this Agreement to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:

(i)                                     to the extent applicable, comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act or make such other disclosure required to be made in the Joint Proxy Statement by applicable federal securities laws; provided, however, that neither the Company nor the Company Board shall, except as expressly permitted by Section 6.3(e)(iii) or Section 6.3(f), effect a Company Change of Recommendation including in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements;

(ii)                                  prior to the receipt of the Company Stockholder Approval, engage in the activities prohibited by Sections 6.3(b)(i), 6.3(b)(ii) and 6.3(b)(iii) with any Person who has made a written, bona fide Company Competing Proposal that did not result from a breach of this Section 6.3; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are (A) no less favorable to the Company and (B) no less restrictive to the Person making the Company Competing Proposal in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or that otherwise prohibits the Company from complying with the provisions of this Section 6.3, and (B) prior to taking any such actions, the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and, after consultation with its outside legal counsel, that the failure to engage in such activities would be inconsistent with the Company Board’s duties under applicable Law;

(iii)                               prior to the receipt of the Company Stockholder Approval, in response to a Company Competing Proposal that did not result from a breach of this Section 6.3, if the Company Board so chooses, cause the Company to effect a Company Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(e), if prior to taking such action (A) the Company Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by Parent in response to such Company Competing Proposal), (B) the Company Board has determined in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with the Company Board’s duties under applicable Law and (C) the Company shall have given notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal, and, that the Company intends to take such action, and either (1) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Stockholders Meeting and the third (3rd) Business Day after the date on which such notice is given to Parent, or (2) if Parent within the period described in the foregoing clause (1) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board, after consultation with its financial advisors and outside legal counsel, shall have determined in good faith that the Company Competing Proposal remains a Company Superior Proposal with respect to Parent’s revised proposal; provided, however, that each time material modifications to the financial terms of a Company Competing Proposal determined to be a Company Superior Proposal are made the time period set forth in this clause (C) prior to which the Company may effect a Company Change of Recommendation or terminate this Agreement shall be extended for twenty-four (24) hours after notification of such change to Parent; and

(iv)                              prior to the receipt of the Company Stockholder Approval, seek clarification from (but not engage in any negotiations with or provide any non-public information to) any Person that has made a Company Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board to make an informed determination under Section 6.3(e)(ii).

(f)                                   Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation if prior to taking such action (i) the Company Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the Company Board’s duties under applicable Law, (ii) the Company shall have given notice to Parent that the Company has determined that a Company Intervening Event has occurred or arisen (which notice will reasonably describe such Company Intervening Event) and that the Company intends to effect a Company Change of Recommendation, and either (A) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Stockholders Meeting and the third (3rd) Business Day after the date on which such notice is given to Parent, or (B) if Parent within the period described in clause (A) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board, after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Company Board to effect a Company Change of Recommendation and that the failure to make a Company Change of Recommendation would be inconsistent with the Company Board’s duties under applicable Law.

(g)                                  During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Company Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the Company Board’s duties under applicable Law, the Company may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Company Competing Proposal, on a confidential basis, to the Company Board and communicate such waiver to the applicable third party; provided, however, that the Company shall advise Parent at least two Business Days prior to taking such action. The Company represents and warrants to Parent that it has not taken any action that (i) would be prohibited by this Section 6.3(g) or (ii) but for the ability to avoid actions in breach of the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, would have been prohibited by this Section 6.3(g) during the 30 days prior to the date of this Agreement.

6.4                               No Solicitation by Parent.

(a)                                 From and after the date of this Agreement, Parent will, and will cause its Subsidiaries and their respective officers and directors and will instruct and use reasonable best efforts to cause its Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to a Parent Competing Proposal.

(b)                                 From and after the date of this Agreement, Parent will not, and will cause its Subsidiaries and their respective officers and directors and will instruct and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals, or offers regarding, or the making of a Parent Competing Proposal, (ii)  engage in any discussions or negotiations with any Person with respect to a Parent Competing Proposal or any indication of interest that would reasonably be expected to lead to a Parent Competing Proposal, (iii) furnish any non-public information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to a Parent Competing Proposal, (iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Parent Competing Proposal, or (v) resolve, agree or publicly propose to, or permit Parent or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i)–(iv).

(c)                                  Unless specifically permitted by Section 6.4(d), Parent shall not (i) fail to include the Parent Board Recommendation in the Joint Proxy Statement, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Company, the Parent Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Parent Competing Proposal, (iv) in the event that any Parent Competing Proposal (other than a Parent Competing Proposal subject to clause (v)) has been publicly announced or been delivered to the Parent Board and become publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the Parent Board Recommendation within ten (10) Business Days of the Company’s request to do so, or (v) fail to announce publicly within ten (10) Business Days after a tender or exchange offer relating to any Parent Common Stock shall have been commenced that the Parent Board recommends rejection of such tender or exchange offer and reaffirms the Parent Board Recommendation (the taking of any action described in this Section 6.4(c) being referred to as a “Parent Change of Recommendation”).

(d)                                 From and after the date of this Agreement, Parent shall promptly advise the Company of the receipt by Parent of any Parent Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (in each case within one Business Day thereof), and Parent shall provide to the Company (within such one Business Day time frame) either (i) a copy of any such Parent Competing Proposal made in writing provided to Parent or any of its Subsidiaries or (ii) a written summary of the material terms of such Parent Competing Proposal (including the identity of the Person making such Parent Competing Proposal).  Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Parent Competing Proposal and any material changes to the status of any such discussions or negotiations, and shall promptly, provide the Company with copies of any substantive correspondence and, with respect to substantive oral communications, a summary of such correspondence or communications, between:  (x) on the one hand, Parent or any of their Representatives; and (y) on the other hand, the Person that made or submitted such Parent Competing Proposal or any Representative of such Person.

(e)                                  Notwithstanding anything in this Agreement to the contrary, Parent, directly or indirectly through one or more of its Representatives, may to the extent applicable, comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act or make such other disclosure required to be made in the Joint Proxy Statement by applicable federal securities laws; provided, however, that neither Parent nor the Parent Board shall, except as expressly permitted by Section 6.4(f), effect a Parent Change of Recommendation including in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements.

(f)                                   Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement, Parent may, if the Parent Board so chooses, effect a Parent Change of Recommendation if prior to taking such action (i) the Parent Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the Parent Board’s duties under applicable Law, (ii) Parent shall have given notice to the Company that Parent has determined that a Parent Intervening Event has occurred or arisen (which notice will reasonably describe such Parent Intervening Event) and that Parent intends to effect a Parent Change of Recommendation, and either (A) the Company shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Parent Stockholders Meeting and the third (3rd) Business

Day after the date on which such notice is given to the Company, or (B) if the Company within the period described in clause (A) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by Parent, the Parent Board, after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Parent Board to effect a Parent Change of Recommendation and that the failure to make a Parent Change of Recommendation would be inconsistent with the Parent Board’s duties under applicable Law.

6.5                               Preparation of Joint Proxy Statement and Registration Statement.

(a)                                 Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto used by the Company to obtain the adoption by its stockholders of this Agreement.  The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and the Registration Statement and any amendments or supplements thereto.

(b)                                 Promptly following the date of this Agreement, the Company and Parent shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable Joint Proxy Statement relating to the matters to be submitted to the holders of Company Capital Stock at the Company Stockholders Meeting and the holders of Parent Common Stock at the Parent Stockholders Meeting, and Parent shall prepare and file with the SEC the Registration Statement (of which the Joint Proxy Statement will be a part).  The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff.  Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger.  Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)                                  Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder.  Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction.  Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d)                                 If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and Parent.

6.6                               Stockholders Meetings.

(a)                                 The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the declaration of effectiveness of the Registration Statement and the clearance of the Joint Proxy Statement by the SEC.  Except as permitted by Section 6.3, the Company Board shall recommend that the stockholders of the Company vote in favor of the adoption of this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from stockholders of the Company proxies in favor of the adoption of this Agreement, and the Joint Proxy Statement shall include a statement to the effect that the Company Board has made the Company Board Recommendation.  The Company’s obligations to call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 6.6(a) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Superior Proposal or Company Competing Proposal, or by any Company Change of Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Capital Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may, and at Parent’s request shall, adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Capital Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than twenty (20) Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Stockholders Meeting to a date no later than the second (2nd) Business Day after the expiration of any of the periods contemplated by Section 6.3(e)(iii)(C). If requested by Parent, the Company shall promptly provide all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder.

(b)                                 Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC.  Except as permitted by Section 6.4, the Parent Board shall recommend that the stockholders of Parent vote in favor of the issuance of Parent Common Stock in the Merger and the Parent Board shall solicit from stockholders of Parent proxies in favor of such issuance of Parent Common Stock in the Merger, and the Joint Proxy Statement shall include a statement to the effect that the Parent Board has recommended that the stockholders of Parent vote in favor of the issuance of Parent Common Stock in the Merger at the Parent Stockholders Meeting.   The Parent Board shall recommend that the stockholders of Parent vote in favor of the Parent Charter Amendments and the Parent Board shall solicit from stockholders of Parent proxies in favor of the Parent Charter Amendments, and the Joint Proxy Statement shall include a statement to the effect that the Parent Board has made the Parent Charter Amendment Recommendation. Parent’s obligations to call, give notice of, convene and hold the Parent Stockholder Meeting in accordance with this Section 6.6(b) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Parent Competing Proposal or by any Parent Change of Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting or (ii) may, and at the Company’s request shall, adjourn or postpone the

Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than twenty (20) Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A)and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date.  If requested by the Company, Parent shall promptly provide all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto. Unless there has been a Parent Change of Recommendation in accordance with Section 6.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Parent’s stockholders or any other Person to prevent the Parent Stockholder Approval from being obtained. Parent shall not change such record date or establish a different record date for the Parent Stockholders Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder.

(c)                                  The Parties shall use their reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting on the same day.

(d)                                 Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

6.7                               Access to Information.

(a)                                 Each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1 of this Agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party.  Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties.  Notwithstanding the foregoing provisions of this Section 6.7(a), neither Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement.  Notwithstanding the foregoing, each Party shall not have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability.  Notwithstanding the foregoing, each Party shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party, which may be granted or withheld in the other Party’s sole discretion.  Each Party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.7(a) for any purpose unrelated to the consummation of the Transactions and the financing of Parent and its Subsidiaries after the Effective Time.

(b)                                 The Confidentiality Agreement dated as of August 8, 2018 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution, delivery and performance of this Agreement and shall apply to all information furnished thereunder or hereunder.

6.8                               HSR and Other Approvals.

(a)                                 Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 6.8(b) and (d), and not this Section 6.8(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities all authorizations, Consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b)                                 As promptly as reasonably practicable following the execution of this Agreement, but in no event later than fifteen (15) Business Days following the date of this Agreement, the Parties shall make any filings required under the HSR Act.  As promptly as reasonably practicable, the Parties shall make any filings and notifications as may be required by foreign competition laws and merger regulations (the “Competition Law Notifications”).  Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws.  Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration of any applicable waiting period under the HSR Act or any Competition Law Notifications.  Parent and the Company shall each use its reasonable best efforts to respond to and comply with any request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act, any Competition Law Notifications or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, the European Commission or any other competition authority of any jurisdiction (“Antitrust Authority”).  Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Antitrust Authority.  In the event that any action is threatened or instituted challenging the Merger as violative of any Antitrust Law, Parent shall use reasonable best efforts to take such action as may be necessary to avoid, resist or resolve such action.  Parent shall be entitled to direct any Proceedings with any Antitrust Authority or other Person relating to any of the foregoing, provided, however, that it shall afford the Company a reasonable opportunity to participate therein.  In addition, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall use reasonable best efforts to take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date.  Notwithstanding anything to the contrary in this Section 6.8(b) or otherwise in this Agreement, in no event shall Parent be required to (i) defend, commence or threaten to commence any lawsuits or legal proceedings, whether judicial or administrative, (ii) agree to hold separate, divest, license, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, or cause a third party to purchase, any of the assets, businesses, products, rights, services, or licenses, of the Company, Parent or any of their respective Affiliates, or any interest therein, (iii) extend any waiting period under the HSR Act or enter into any agreement with the FTC, the DOJ or other Governmental Body not to consummate the transactions contemplated by this Agreement, other than a timing agreement negotiated with the relevant agency, which is of normal and reasonable scope and duration, except with the prior written consent of the other parties hereto, or (iv) otherwise agree to any restrictions on the businesses of Parent or Company or any of their respective Affiliates in connection with this Section 6.8.

(c)                                  The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.8 so as to preserve any applicable privilege.

(d)                                 Parent and Merger Sub shall not take any action that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act, any Competition Law Notifications or any other applicable Antitrust Law.

6.9                               Employee Matters.

(a)                                 For a period of twelve (12) months following the Closing Date, Parent shall cause each individual who is employed as of the Closing Date by the Company or a Subsidiary thereof (a “Company Employee”) and who remains employed by Parent or any of its Subsidiaries (including the Surviving Corporation, LLC Sub or any of its Subsidiaries) to be provided with (i) base compensation (salary or wages, as applicable), and as applicable, annual bonus and incentive compensation (excluding equity compensation) opportunities at target that are no less favorable, in the aggregate, than those in effect for such Company Employee immediately prior to the Closing Date and (ii) employee benefits (including retirement plan participation) that are no less favorable in the aggregate than those in effect for such Company Employee immediately prior to the Closing Date, which employee benefits may be provided through Company Plans and/or Parent Plans (such employee benefit plans, the “Company Employee Benefit Plans”).

(b)                                 From and after the Effective Time, as applicable, the Company Employees shall be given credit for all purposes under the Company Employee Benefit Plans (other than with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical benefits or disability benefits or to the extent it would result in a duplication of benefits) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries, including vesting, eligibility and benefit accrual purposes, to the same extent and for the same purposes that such service was taken into account under a comparable Company Plan immediately prior to the Closing Date. Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to give service credit for long term disability coverage purposes for the Company Employees’ service with the Company and its Subsidiaries.

(c)                                  From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, subject to the approval of the applicable insurance carrier, to (i) waive any limitation on health and welfare coverage of any Company Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare Company Employee Benefit Plan to the same extent such conditions, periods or requirements are satisfied or waived under the comparable Company Plan immediately prior to the Closing Date and (ii) credit the expenses of any Company Employee that were credited towards applicable deductibles and annual out-of-pocket limits under the applicable Company Plan for the plan year in which the Closing Date occurs against satisfaction of any deductibles or out-of-pocket limits under the Company Employee Benefit Plan for the plan year in which the Closing Date occurs.

(d)                                 Prior to but conditioned upon the Closing, the Company shall, or shall cause its Affiliate to, take action to (i) effect the termination of the WildHorse Resources Management Company, LLC Contribution Plan (the “401(k) Plan”) and shall provide Parent with evidence of such termination and (ii) fully vest the account balance of all Company Employees under the 401(k) Plan. Parent shall, or shall cause its Affiliate to, cause (x) a tax-qualified defined contribution plan to accept a rollover of each Company Employee’s account distributed from the 401(k) Plan and (y) each Company Employee to be eligible to participate in such tax-qualified defined contribution plan as soon as practicable following the Effective Time.

(e)                                  For purposes of determining the number of vacation days and other paid time off to which each Company Employee is entitled during the calendar year in which the Closing occurs, Parent, the Surviving Corporation or one of its Subsidiaries will assume and honor all unused vacation and other paid time off days accrued or earned by such Company Employee as of the Closing Date for the calendar year in which the Closing Date occurs.

(f)                                   Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Company Plan or Parent Plan. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing in this Agreement, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Agreement.

6.10                        Indemnification; Directors’ and Officers’ Insurance.

(a)                                 Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date of this Agreement or otherwise, from the Effective Time and until the six (6) year anniversary of the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Plan or any of its Subsidiaries and, solely to the extent of any Existing Proceedings, each Person who controls or is alleged to control, directly or indirectly, the Company or any of its Subsidiaries (collectively, the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person controls or controlled or is alleged to control or have controlled, directly or indirectly, the Company or any of its Subsidiaries or is or was a director, officer or employee of the Company or any of its Subsidiaries, a fiduciary under any Company Plan or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law).  Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use their best efforts to assist in the defense of any such matter.  Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims).  With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b)                                 Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law.  Parent shall, and shall cause the Surviving Corporation to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, officers or employees existing immediately prior to the Effective Time.

(c)                                  Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable, documented, out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)                                 Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies with a claims period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope (including with regard to covered persons) at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Parent may elect in its sole discretion to, but shall not be required to, spend more than 300% (the “Cap Amount”) of the last annual premium paid by the Company prior to the date of this Agreement for the six (6) years of coverage under such “tail” policy; provided, further, that if the cost of such insurance exceeds the Cap Amount, and Parent elects not to spend more than the Cap Amount for such purpose, then Parent shall purchase as much coverage as is reasonably available for the Cap Amount.

(e)                                  In the event that Parent or the Surviving Corporation or any of its successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10.  Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Parent or Surviving Corporation unable to satisfy its obligations under this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives.  The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Law. Parent and the Surviving Corporation shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

6.11                        Agreement to Defend; Stockholder Litigation.  In the event any Proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the Transactions or seeks damages in connection therewith, the Parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto. Without limiting the foregoing, each Party shall give each other Party the right to review and comment on all material filings or responses to be made by any Party in connection with any such Proceeding, and no settlement shall be agreed to or offered without each Party’s prior written consent.

6.12                        Public Announcements.  The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. The Parties will not, and will cause their Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions  without the prior written approval of the other Parties; provided, however, that a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures required by applicable Law or the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded, provided such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same; provided, however, that no provision this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal or a Parent Competing Proposal and matters related thereto or a Company Change of Recommendation or a Parent Change of Recommendation other than as set forth in Section 6.3.

6.13                        Advice of Certain Matters; Control of Business.  Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be.  Except with respect to Antitrust Laws as provided in Section 5.4, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions.  Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14                        Transfer Taxes. Except as provided in Section 3.3(b)(ii), all Transfer Taxes incurred in connection with the Transactions, if any, shall be borne and paid by Parent when due, whether levied on Parent or any other Person, and Parent shall file or caused to be filed all necessary Tax Returns and other documentation with respect to any such Transfer Taxes. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any Transfer Taxes.

6.15                        Reasonable Best Efforts; Notification.

(a)                                 Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions.

(b)                                 The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Section 7.2(a) or 7.3(a) not being met, or (ii) the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

6.16                        Section 16 Matters.  Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.17                        Listing Application.  Parent shall take all action necessary to cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance.

6.18                        Financing Cooperation.

(a)                                 From and after the date of this Agreement, and until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause each of its Subsidiaries and their respective officers and directors to, and shall instruct and use reasonable best efforts to cause its and their Representatives (including their auditors and reserve engineers) to, use its respective reasonable best efforts to provide all customary cooperation (including providing financial and other information regarding the Company and its Subsidiaries, including (x) proved reserve reports with respect to the Oil and Gas Properties of the Company and its Subsidiaries, (y) information with respect to property descriptions of the Oil and Gas Properties of the Company and its Subsidiaries necessary to execute and record mortgages and (z) information relating to applicable “know your customer” and anti-money laundering rules and regulations, for use in marketing, rating agency and offering documents, and to enable Parent to prepare pro forma financial statements) as reasonably requested by Parent to assist Parent in (i) the arrangement of any bank debt financing (including through amendments to existing bank debt financings) or any capital markets debt or equity financing and (ii) any tender offer or consent solicitation in respect of outstanding senior notes of Parent.

(b)                                 The Company shall, and shall cause each of its Subsidiaries and their respective officers and directors to, after (and not prior to) the receipt of a written request from Parent to do so, use reasonable best efforts to deliver all notices and take all other actions to facilitate the termination at the Closing of all commitments in respect of each of any credit agreement of the Company, the repayment in full on the Closing Date of all obligations in respect of the indebtedness thereunder, the release on the Closing Date of any Encumbrances securing such indebtedness and guarantees in connection therewith, and, with respect to any letters of credit, hedging transactions or bank products arrangements outstanding thereunder, the cash collateralization thereof or the making of any alternate arrangements with respect thereto that are reasonably requested by Parent.  The Company shall, and shall cause each of its Subsidiaries and their respective officers and directors to, after (and not prior to) the receipt of a written request from Parent to do so, use reasonable best efforts to (i) issue one or more notices of optional redemption (and any updates thereto), which notices may be subject to one or more conditions specified by Parent, for some or all of the outstanding aggregate principal amount of Company Notes pursuant to the Company Notes Indenture to effect a redemption of the Company Notes on or after the Closing Date, and (ii) provide any other reasonable cooperation requested by Parent to facilitate the redemption of some or all of the Company Notes (and, if elected by Parent, the satisfaction and discharge of the Company Notes and the Company Notes Indenture substantially concurrently with the Closing) and the release of all guarantees in connection therewith, effective as of and conditioned upon the occurrence of the Closing Date (including delivering any legal opinions, notices, requests, order or certificates required to be delivered in connection with the such discharge). The redemption (or, if applicable, satisfaction and discharge) of the Company Notes and Company Notes Indenture pursuant to this Section 6.18(b) and the release of all guarantees in connection therewith, are referred to collectively as the “Discharge.” Parent shall deposit, or cause to be deposited, funds with the trustee for the Company Notes sufficient to fund any Discharge requested by Parent no later than the redemption time specified in the applicable redemption notice in accordance with the applicable Company Notes Indenture to the extent such redemption occurs on the Closing Date.

(c)                                  Notwithstanding anything to the contrary in this Section 6.18, no action shall be required of the Company or its Subsidiaries pursuant to Section 6.18(a)-(b) , if any such action shall: (i) unreasonably disrupt or interfere with the business or ongoing operations of Company and its Subsidiaries; (ii) cause any representation or warranty or covenant contained in this Agreement to be breached (unless waived by Parent); (iii) involve the entry by the Company or any Subsidiary into any agreement with respect to any financing arrangement that is operative prior to the Closing (it being understood and agreed that such agreements may be effective and binding against the Company and its Subsidiaries after the Closing); (iv) require Company or any of its Subsidiaries or any of its or their Representatives to provide (or to have provided on its behalf) any certificates or legal opinions, other than certificates or legal opinions delivered at (or effective as of) the Closing Date, customary representation, authorization and comfort letters, any officer’s certificate required to be delivered in connection with any Parent financing permitted by this Agreement and any officer’s certificate or legal opinion pursuant to the Company Notes Indenture in connection with any Discharge pursuant to Section 6.18(b); (v) require the Company or any Subsidiary to pay any commitment or other fee, reimburse any expenses or otherwise incur any liabilities prior to the Closing Date for which it has not received prior reimbursement; (vi) require the Company or any of its Subsidiaries or their respective Representatives to prepare pro forma financial information or projections, which shall be the responsibility of Parent; provided, however, the Company will use its reasonable best efforts to assist with such preparation if requested by Parent; or (vii) cause any director, officer, or employee of Company or any of its Subsidiaries to execute any agreement or certificate in his or her individual, rather than official, capacity.

(d)                                 Promptly upon the Company’s request, all reasonable and documented out-of-pocket fees and expenses incurred by the Company and its Subsidiaries in connection with assisting in any financing arrangement pursuant to this Section 6.18 shall be paid or reimbursed by Parent, and, in the event the Closing shall not occur, Parent shall indemnify and hold harmless Company, its Subsidiaries and its and their Representatives from and against any and all losses actually suffered or incurred by them in connection with the arrangement or consummation of such financing arrangement, except to the extent such losses arise out of or results from the fraud, intentional misrepresentation, intentional breach, bad faith or willful misconduct of the Company, its Subsidiaries or any of its or their Representatives related to this Section 6.18, or from the information provided by the Company or its Subsidiaries for use in connection with any financing arrangement pursuant to this Section 6.18.

6.19                        Tax Matters.

(a)                                 Each of Parent and the Company will use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify, and will not take (and will use its reasonable best efforts to prevent any Affiliate of such Party from taking) any actions that would reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying, as a reorganization under the provisions of Section 368(a) of the Code.  Each of Parent and the Company will use its reasonable best efforts and will cooperate with one another to obtain the opinions of counsel referred to in Sections 7.2(d) and 7.3(d).  In connection therewith, (i) Parent shall deliver to such counsel a duly executed certificate containing such representations as shall be reasonably necessary or appropriate to enable such counsel to render the opinions described in Sections 7.2(d) and 7.3(d), as applicable (the “Parent Tax Certificate”) and (ii) the Company shall deliver to such counsel a duly executed certificate containing such representations as shall be reasonably necessary or appropriate to enable such counsel to render the opinions described in Sections 7.2(d) and 7.3(d), as applicable (the “Company Tax Certificate”), in each case dated as of the Closing Date (and, if requested, Parent and the Company shall deliver such certificates to such counsel in connection with any opinions to be filed in connection with the Registration Statement dated as of the date of such opinions), and Parent and the Company shall provide such other information as reasonably requested by counsel for purposes of rendering the opinions described in Sections 7.2(d) and 7.3(d) (or any opinions to be filed in connection with the Registration Statement).

(b)                                 Unless otherwise required by applicable Law, (i) the Parties shall file all U.S. federal, state and local Tax Returns in a manner consistent with the treatment of the Integrated Mergers, taken together, as a reorganization under the provisions of Section 368(a) of the Code, and (ii) no Party shall take any position for Tax purposes inconsistent with such treatment.

(c)                                  Parent, the Company and Merger Sub adopt this Agreement and the LLC Sub Merger Agreement as a plan of reorganization within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

6.20                        Takeover Laws.  None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement, the Designated Stockholder Voting Agreements or the Transactions.

6.21                        Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

6.22                        Parent Hedge Agreements.  Within 30 days of the date of this Agreement, Parent shall enter into the Parent Required Hedge Agreements for the year 2019 and prior to December 31, 2018, Parent shall enter into the Parent Required Hedge Agreements for the year 2020.

ARTICLE VII
CONDITIONS PRECEDENT

7.1                               Conditions to Each Party’s Obligation to Consummate the Merger.  The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a)                                 Stockholder Approvals.  The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and Parent, as applicable.

(b)                                 Regulatory Approval.  Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c)                                  No Injunctions or Restraints.  No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

(d)                                 Registration Statement.  The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e)                                  NYSE Listing.  The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.

(f)                                   Company Preferred Stock.  Immediately prior to the Effective Time, and conditioned upon the occurrence of the Closing, all shares of Company Preferred Stock shall have been converted into shares of Company Common Stock.

7.2                               Additional Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a)                                 Representations and Warranties of the Company.  (i) The representations and warranties of the Company set forth in Section 4.2(a), Section 4.2(b) and Section 4.6(a) shall be true and correct (except, with respect to Section 4.2 for any de minimis inaccuracies) as of the date of this Agreement and the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date) and (ii) all other representations and warranties of the Company set forth in Article IV of this Agreement shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 Performance of Obligations of the Company.  The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c)                                  Compliance Certificate.  Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

(d)                                 Tax Opinion. Parent shall have received an opinion from Baker Botts L.L.P., counsel to Parent, or another nationally recognized law firm reasonably satisfactory to Parent, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.2(d), such counsel shall have received and may rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by Parent or the Company for purposes of rendering such opinion.

7.3                               Additional Conditions to Obligations of the Company.  The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a)                                 Representations and Warranties of Parent and Merger Sub.  (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.2(a), Section 5.2(b) and Section 5.6(a) shall be true and correct (except, with respect to Section 5.2(a), for any de minimis inaccuracies) as of the date of this Agreement and the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date) and (ii) all other representations and warranties of Parent and Merger Sub set forth in Article V of this Agreement shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                 Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)                                  Compliance Certificate.  The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.

(d)                                 Tax Opinion.  The Company shall have received an opinion from Vinson & Elkins L.L.P., counsel to the Company, or another nationally recognized law firm reasonably satisfactory to the Company, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  In rendering the opinion described in this Section 7.3(d), such counsel shall have received and may rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by the Company or Parent for purposes of rendering such opinion.

7.4                               Frustration of Closing Conditions.  None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII
TERMINATION

8.1                               Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below)

before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:

(a)                                 by mutual written consent of the Company and Parent;

(b)                                 by either the Company or Parent:

(i)                                     if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii)                                  if the Merger shall not have been consummated on or before 5:00 p.m. Houston time, on May 31, 2019 (such date being the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(iii)                               in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as applicable, if it was continuing as of the Closing Date and (B) cannot be or has not been cured by the earlier of thirty (30) days after the giving of written notice to the breaching Party of such breach and the basis for such notice, and two (2) Business Days prior to the End Date (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv)                              if (A) the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof or (B) the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof.

(c)                                  by Parent, prior to the time the Company Stockholder Approval is obtained, if the Company Board shall have effected a Company Change of Recommendation, whether or not such Company Change of Recommendation is permitted by this Agreement;

(d)                                 by Parent, if the Company is in violation in any material respect of its obligations under Section 6.3;

(e)                                  by the Company, prior to the time the Company Stockholder Approval is obtained, in order to enter into a definitive agreement with respect to a Company Superior Proposal; provided, however, that the Company shall have contemporaneously with such termination tendered payment to Parent of the fee pursuant to Section 8.3(b) and the Company has complied in all material respects with Section 6.3(b)(iii) in respect of such Company Competing Proposal;

(f)                                   by the Company, prior to the time the Parent Stockholder Approval is obtained, if the Parent Board shall have effected a Parent Change of Recommendation, whether or not such Parent Change of Recommendation is permitted by this Agreement; or

(g)                                  by the Company, if Parent is in violation in any material respect of its obligations under Section 6.4.

8.2                               Notice of Termination; Effect of Termination.

(a)                                 A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination, and, except as otherwise provided in Section 8.1(d), any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b)                                 In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Articles I and IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary in this Agreement, no such termination shall relieve any Party from liability for any damages for intentional fraud or any Willful and Material Breach of any covenant, agreement or obligation hereunder, or as provided in the Confidentiality Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity.

8.3                               Expenses and Other Payments.

(a)                                 Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b)                                 If (i) Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation) or Section 8.1(d) (Material Breach of Non-Solicit) or (ii) the Company terminates this Agreement pursuant to Section 8.1(d) (Company Superior Proposal), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent.  If the fee shall be payable pursuant to clause (i) of the immediately preceding sentence, the fee shall be paid no later than three (3) Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.

(c)                                  If the Company terminates this Agreement pursuant to Section 8.1(f) (Parent Change of Recommendation) or Section 8.1(g) (Material Breach of Non-Solicit), then Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three (3) Business Days after notice of termination of this Agreement.

(d)                                 If either the Company or Parent terminates this Agreement pursuant to (i) Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), then the Company shall pay Parent the Parent Expenses or (ii) Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval), then Parent shall pay the Company the Company Expenses, in each case, no later than three (3) Business Days after notice of termination of this Agreement.

(e)                                  If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not withdrawn prior to the Company Stockholder Meeting or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) or Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) and on or before the date of any such termination a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal or consummates a Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee less any amount previously paid by the Company pursuant to Section 8.3(d).  For purposes of this Section 8.3(e), any reference in the definition of Company Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%.”

(f)                                   If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval), and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not withdrawn prior to the Parent Stockholders Meeting or (B) Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) or Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board, and (ii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal or consummates a Parent Competing Proposal, then Parent shall pay the Company the Parent Termination Fee less any amount previously paid by Parent pursuant to Section 8.3(d). For purposes of this Section 8.3(f), any reference in the definition of Parent Competing Proposal to “25%” shall be deemed to be a reference to “more than 50%.”

(g)                                  In no event shall Parent be entitled to receive more than one (1) payment of a Company Termination Fee or more than one (1) payment of Parent Expenses.  If Parent receives a Company Termination Fee, then Parent will not be entitled to also receive a payment of the Parent Expenses. In no event shall the Company be entitled to receive more than one (1) payment of a Parent Termination Fee or more than one (1) payment of Company Expenses. If the Company receives a Parent Termination Fee, then the Company will not be entitled to also receive a payment of the Company Expenses. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement.  If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum.  If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding.  The Parties agree that the monetary remedies set forth in Section 8.1(d) and this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent and Merger Sub shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation.

ARTICLE IX
GENERAL PROVISIONS

9.1                               Schedule Definitions.  All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them in this Agreement (including in Annex A) except as otherwise defined therein.

9.2                               Survival.  Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, the agreements of the Parties in Articles I (and the provisions that substantively define any related defined terms not substantively defined in Article I), II, III and IX, and Section 4.25, Section 5.28, the sixth sentence of Section 6.7(a), Sections 6.7(b), 6.9, 6.10 and 6.19 and those other covenants and agreements contained in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Closing shall survive the Closing.

The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

9.3                               Notices.  All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

(i)	if to Parent or Merger Sub, to:

Chesapeake Energy Corporation 6100 N. Western Avenue Oklahoma City, OK 73118
	Attention:	James R. Webb Executive Vice President — General Counsel and Corporate Secretary
	Facsimile	(405) 849-0021
	E-mail:	jim.webb@chk.com

with required copies to (which copies shall not constitute notice):

Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002
Attention:	Clinton W. Rancher Joshua Davidson
Facsimile	(713) 229-2820
E-mail:	clint.rancher@bakerbotts.com joshua.davidson@bakerbotts.com

and

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019
Attention:	David A. Katz
Facsimile	(212) 403-2309
E-mail:	DAKatz@wlrk.com

(ii)	if to the Company, to:

WildHorse Resource Development Corporation 9805 Katy Freeway, Suite 400 Houston, Texas 77024
	Attention:	General Counsel
	Facsimile	713) 568-4911
	E-mail:	kroane@wildhorserd.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002
Attention:	Douglas E. McWilliams Stephen M. Gill

Facsimile	(713) 615-5956
E-mail:	dmcwilliams@velaw.com sgill@velaw.com

9.4                               Rules of Construction.

(a)                                 Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel.  Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to in this Agreement, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation.  Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is expressly waived.

(b)                                 The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its  Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect.  The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement.  The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one Section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate Section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c)                                  The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described in this Agreement or included in any schedule) is or is not material for purposes of this Agreement.

(d)                                 All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise.  Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein.  The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.  The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections of this Agreement in which such words occur.  The word “including” (in its various forms) means “including, without limitation.”  Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined in this Agreement) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires.  Unless the context otherwise requires, all defined terms contained in this Agreement shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms.  Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time.  The word “or” is not exclusive.  The term “dollars” and the symbol “$” mean United States Dollars.  The table of contents and headings are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(e)                                  In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any Section of any applicable Law or other law include any successor to such section; and (iv) “days” mean calendar days.

9.5                               Counterparts.  This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6                               Entire Agreement; Third Party Beneficiaries.  This Agreement (together with the Confidentiality Agreement, the Designated Stockholder Voting Agreements and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement.  Except for the provisions of Article III (including, for the avoidance of doubt, the rights of the former holders of Company Capital Stock and Restricted Stock to receive the Merger Consideration) and Sections 2.6,  6.9 and 6.10 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.7                               Governing Law; Venue; Waiver of Jury Trial.

(a)                                 THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. NOTWITHSTANDING THE FOREGOING, ALL MATTERS RELATING TO THE FIDUCIARY OBLIGATIONS OF THE PARENT BOARD SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OKLAHOMA WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)                                 THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE  PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO

OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT.  THE PARTIES CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 8.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)                                  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8                               No Remedy in Certain Circumstances.  Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part of this Agreement to be null, void or unenforceable, or order any Party to take any action inconsistent herewith or not to take an action consistent with the terms of, or required by, this Agreement, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth in this Agreement shall not in any way be affected or impaired, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes this Agreement impossible to perform, in which case this Agreement shall terminate.  Upon such determination that any term or other provision is null, void or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.

9.9                               Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.  Any purported assignment in violation of this Section 9.9 shall be void.

9.10                        Affiliate Liability.  Each of the following is referred to as a “Company Affiliate”: (a) any Designated Stockholder, (b) any Affiliate of any Designated Stockholder (other than the Company) and (c) any director, officer, employee, Representative or agent of the Company, any Designated Stockholder or any Affiliate of any Designated Stockholder.  No Company Affiliate shall have any liability or obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement or the Transactions, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligation except as expressly provided by the Designated Stockholder Voting Agreements or the lock-up and registration rights agreement between any such Designated Stockholder and Parent.

9.11                        Specific Performance.  The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties.  Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity.  Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.11.  Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions of this Agreement by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action or until such action is otherwise resolved.

9.12                        Amendment.  This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.13                        Extension; Waiver.  At any time prior to the Effective Time, the Company and Parent may, by action taken or authorized by their respective Boards of Directors, to the extent legally allowed:

(a)                                 extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)                                 waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement; or

(c)                                  waive compliance with any of the agreements or conditions of the other Party contained in  this Agreement.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right under this Agreement. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Robert D. Lawler
Name:	Robert D. Lawler
Title:	President and Chief Executive Officer

COLEBURN INC.

By:	/s/ Domenic J. Dell’Osso, Jr.
Name:	Domenic J. Dell’Osso, Jr.
Title:	Director

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

By:	/s/ Jay C. Graham
Name:	Jay C. Graham
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A
Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, however, that the term “Company Affiliate” is defined in Section 9.10 hereof.

“Aggregated Group” means all entities under common control with any Person within the meaning of Section 414(b), (k), or (m) of the Code or Section 4001 of ERISA.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York or the State of Delaware are authorized or obligated to be closed.

“Company Competing Proposal” means any unsolicited, bona fide contract, proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Company Common Stock (calculated after giving effect to the conversion of the Company Preferred Stock into shares of Company Common Stock), or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock (calculated after giving effect to the conversion of the Company Preferred Stock into shares of Company Common Stock), or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of the Company’s and its Subsidiaries’ assets or equity interests.

“Company Expenses” means a cash amount equal to $35,000,000 to be paid in respect of the Company’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Company Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to the Company that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement; provided, however, that in no event shall the receipt, existence or terms of a Company Competing Proposal or any matter relating thereto or of consequence thereof constitute a Company Intervening Event.

Exhibit A-1

“Company Notes” means the 6.875% Senior Notes due 2025 issued pursuant to the Company Notes Indenture.

“Company Notes Indenture” means that certain Indenture, dated as of February 1, 2017 among the Company, each of the guarantors party thereto, and U.S. Bank National Association, as trustee, as amended and supplemented to date.

“Company Termination Fee” means a cash amount equal to $85,000,000.

“Company Stockholder Approval” means the adoption of this Agreement by holders of a majority of the outstanding shares of Company Capital Stock voting together as a single class with the holders of the Preferred Stock voting on an as-converted basis, in each case, in accordance with the DGCL and the Organizational Documents of the Company.

“Company Superior Proposal” means any written proposal by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 50% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, respectively, or (b) more than 50% of the outstanding shares of Company Common Stock (calculated after giving effect to the conversion of the Company Preferred Stock into shares of Company Common Stock), in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board, after consultation with its financial advisors that (i) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Parent in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board and (iii) for which, if applicable, financing is fully committed or determined in good faith to be available to the Company Board.

“Consent” means any approval, consent, ratification, permission, waiver, or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these

Annex A-2

transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Edgar” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy, equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding for any present or former director, employee or contractor of the Person.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects or imperfections in title, prior assignment, license, sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all applicable Laws pertaining to prevention of pollution or protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment or Release of Hazardous Materials into the indoor or outdoor environment) in effect as of the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Proceedings” means any actual Proceeding to which an Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part or arising, in whole or in part, out of the fact that such Person controls or controlled or is alleged to control or have controlled the Company or any of its Subsidiaries occurring or existing prior to the date of this Agreement.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

Annex A-3

“Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons Released into the environment.

“Hedge Agreement” means (a) any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act, including any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”) including any such obligations or liabilities under any Master Agreement.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) utility models, supplementary protection certificates, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing);

Annex A-4

(c) copyrights, moral rights, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; and (d) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means, when used with respect to any Person, any fact, circumstance, effect, change, event or development that, individually or in the aggregate, materially adversely affects (a) the financial condition, business, or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person and its Subsidiaries to consummate the Transactions; provided, however, that no effect (by itself or when aggregated or taken together with any and all other effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (iii)  the announcement of this Agreement or the pendency or consummation of the Transactions, (iv) any actions taken or failure to take action, in each case, to which Parent or the Company, as applicable, has requested; (d) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement; (e) the failure to take any action prohibited by this Agreement; (vii) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; (viii) any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or (ix) any Proceedings made or brought by any of the current or former stockholders of such Person (on their own behalf or on behalf of such Person) against the Company, Parent, Merger Sub or any of their directors or officers, arising out of the Merger or in connection with any other Transactions; except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (iii) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to the other Party and its Subsidiaries, taken as a whole.

“NYSE” means the New York Stock Exchange.

Annex A-5

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which a Person leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of such Person’s business.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all wells located on or producing from such leases and properties.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent Authorized Share Charter Amendment” means an amendment to Parent’s Restated Articles of Incorporation to increase the authorized shares of Parent Common Stock to 3,000,000,000 shares of Parent Common Stock.

“Parent Board Size Charter Amendment” means an amendment to Parent’s Restated Articles of Incorporation providing that the number of members of the Parent Board be no more than eleven (11).

“Parent Charter Amendments” means the Parent Authorized Share Charter Amendment and the Parent Board Size Charter Amendment.

“Parent Competing Proposal” means any contract, proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of Parent’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Parent Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Parent Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction

Annex A-6

involving Parent which is structured to permit any Person or group to, directly or indirectly, acquire beneficial ownership of at least 20% of Parent’s and its Subsidiaries’ assets or equity interests.

“Parent Convertible Notes” means the 5.5% Convertible Senior Notes due 2026 and the 2.25% Contingent Convertible Senior Notes due 2038, in each case issued pursuant to the applicable Parent Convertible Notes Indenture.

“Parent Convertible Notes Indenture” means, as applicable, that certain Indenture, Indenture dated as of May 27, 2008 among Parent, the subsidiaries signatory thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee, and that certain Indenture dated as of October 5, 2016, among Parent, the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as trustee.

“Parent Expenses” means a cash amount equal to $25,000,000 to be paid in respect of Parent’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Parent Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Parent that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement.

“Parent Required Hedge Agreements” means the Hedging Agreements meeting the criteria set forth on Schedule 1.2 of the Parent Disclosure Letter.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by the affirmative vote of the holders of a majority of the votes cast at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.

“Parent Stockholders Meeting” means a meeting of the stockholders of Parent to consider the approval of the Parent Stock Issuance and the Parent Charter Amendments, including any postponement, adjournment or recess thereof.

“Parent Termination Fee” means a cash amount equal to $120,000,000.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a)                                 to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

Annex A-7

(b)                                 contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(c)                                  Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report or the dates of the Parent Reserve Report, as applicable;

(d)                                 Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) has no Material Adverse Effect on the value, use or operation of the property encumbered thereby;

(e)                                  such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries) or the Parent (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing;

(f)                                   all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g)                                  any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing, which includes, for the avoidance of doubt, Encumbrances arising under existing credit facilities);

(h)                                 Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; or

(i)                                     Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of the Company or Parent, as

Annex A-8

applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Company or Parent, as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease and, in each case, that have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), action, audit, demand, litigation, suit, proceeding, investigation, summons, subpoena, hearing, complaint, petition, originating application to a tribunal, arbitration or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, action, audit, demand, litigation, suit, proceeding, investigation, summons, subpoena, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Stockholders’ Agreement” means the means that certain Stockholders’ Agreement, dated as of December 19, 2016, entered into by and among the Company and the stockholders named therein.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

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“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, information return, claim for refund or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxes” means any and all taxes, duties, levies or other similar governmental assessments, charges and fees of any kind, including, but not limited to, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, occupancy, license, severance, capital, production, ad valorem, excise, windfall profits, real property, personal property, sales, use, turnover, value added and franchise taxes, deductions, withholdings, and custom duties, imposed by any Governmental Entity, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Taxes.

“Transactions” means the Integrated Mergers and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code. All references to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” shall mean a material breach that is a consequence of an act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) may constitute a breach of this Agreement.

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EXHIBIT A

Form of LLC Sub Merger Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of [•] is by and between WildHorse Resource Development Corporation, a Delaware corporation (the “Company”), and [LLC Sub], a Delaware limited liability company (“LLC Sub,” and together with the Company, the “Parties”) and a wholly owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation (“Parent”).

RECITALS

WHEREAS, LLC Sub is an entity disregarded as separate from Parent for U.S. federal income tax purposes;

WHEREAS, Parent, the Company, and Coleburn Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of Parent, entered into an Agreement and Plan of Merger dated as of October 29, 2018 (the “Acquisition Agreement”);

WHEREAS, pursuant to the Acquisition Agreement, at the Effective Time (as defined in the Acquisition Agreement), Merger Sub was merged with and into the Company (the “First Merger”), with the Company as the surviving corporation (the “Surviving Corporation”);

WHEREAS, the Acquisition Agreement provides that immediately following the First Merger, the Surviving Corporation shall be merged with and into LLC Sub, with LLC Sub continuing as the surviving entity following such merger (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, and that the Acquisition Agreement and this Agreement together constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a);

WHEREAS, it is proposed that LLC Sub and the Surviving Corporation enter into this Agreement to effectuate the Second Merger; and

WHEREAS, the sole Member and Manager of LLC Sub and the Board of Directors of the Company have each approved this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

Exhibit A-1

ARTICLE I

THE SECOND MERGER

1.1       Second Merger. At the Second Merger Effective Time (as defined below), upon the terms and subject to the conditions hereof and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), the Surviving Corporation shall be merged with and into LLC Sub, whereupon the separate existence of the Surviving Corporation shall cease and LLC Sub shall continue its existence as a limited liability company under the laws of the State of Delaware (the “Surviving Entity”).

1.2       Effective Time of the Second Merger. Subject to the provisions of this Agreement and the Acquisition Agreement, the Second Merger will become effective immediately upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later date and time as may be specified in the Certificate of Merger (the “Second Merger Effective Time”).

1.3       Effects of the Second Merger. At and after the Second Merger Effective Time, the Second Merger shall have the effects set forth in the DGCL and DLLCA.

1.4       Cancellation of Surviving Corporation Common Stock. At the Second Merger Effective Time, by virtue of the Second Merger and without any actions of the Parties or otherwise, each share of the common stock, par value $0.01 per share, of the Surviving Corporation issued and outstanding immediately prior to the Second Merger Effective Time, shall automatically be canceled and extinguished without any conversion thereof, and no payment shall be made with respect thereto.

1.5       Surviving Entity Membership Interests. The limited liability company interests in LLC Sub shall not be affected, altered or modified in any respect by reason of the Second Merger, and shall remain as they were immediately prior to the Second Merger Effective Time.

ARTICLE II

THE SURVIVING ENTITY

2.1 Certificate of Formation. At the Second Merger Effective Time and without any further action on the part of the Parties or otherwise, the certificate of formation of LLC Sub (the “Certificate of Formation”), as in effect immediately prior to the Second Merger Effective Time, shall become the Certificate of Formation of the Surviving Entity until altered, amended or repealed in accordance with applicable law.

2.2 Limited Liability Company Agreement. At the Second Merger Effective Time and without any further action on the part of the Parties or otherwise, the Limited Liability Company Operating Agreement of LLC Sub, as in effect immediately prior to the Second Merger Effective Time, shall become the Limited Liability Company Operating Agreement of the Surviving Entity until altered, amended or repealed in accordance with the provisions thereof or applicable law.

Exhibit A-2

2.3 Intended Tax Treatment. It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that the Acquisition Agreement and this Agreement shall together constitute and are adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

ARTICLE III

CONDITION

3.1 Condition to Each Party’s Obligations to Effect the Second Merger. The respective obligation of each Party to effect the Second Merger shall be subject to the requisite approval and adoption of this Agreement and the Second Merger by the sole stockholder of the Surviving Corporation and the sole member of LLC Sub in accordance with the DGCL and the DLLCA, respectively.

ARTICLE IV

MISCELLANEOUS

4.1 Captions and Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part, or to affect the construction or interpretation, of any provision of this Agreement. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

4.2 Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to any conflicts of law principles.

4.3 Further Assurances. The Parties shall execute and deliver such further instruments of conveyance, transfer and assignment, including filing the necessary documents with the Secretary of State of Delaware to complete the Second Merger and will take such other actions as either of them may reasonably request of the other to effectuate the purposes of this Agreement and to carry out the terms hereof.

4.4 Complete Agreement. This Agreement contains the complete agreement among the Parties with respect to the Second Merger and supersedes all prior agreements and understandings with respect to the Second Merger.

4.5 Successors; Binding Effect; Third Parties. This Agreement shall be binding on the successors of the Surviving Corporation and LLC Sub. Nothing herein expressed or implied is intended or is to be construed to confer upon or give to any person, other than the Parties to this Agreement or their respective successors and assigns any rights, remedies, obligations or liabilities under, or by reason of, this Agreement.

4.6 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision

Exhibit A-3

or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

[SIGNATURES ON THE FOLLOWING PAGE]

Exhibit A-4

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

WildHorse Resource Development Corporation

By:
Name:
Title:

[LLC Sub]

By:
Name:
Title:

[Signature Page to LLC Sub Merger Agreement]

Exhibit A-5